SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August , 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

28 August 2024

PRUDENTIAL PLC HALF YEAR 2024 RESULTS: PROGRESS CONTINUES IN 2024
Prudential plc ("Prudential"; HKEX: 2378; LSE: PRU) today announced its financial results for the six months ended 30 June 2024.

Performance highlights on a constant (and actual) exchange rate basis
-   New business profit of $1,468 million. This was up 8 per cent (6 per cent) excluding the effect of interest rate and other economic impacts and up 1 per cent (down (1) per cent) after allowing for these impacts
-   Adjusted operating profit up 9 per cent (6 per cent) to $1,544 million
-   First interim dividend of 6.84 cents per share (2023: 6.26 cents per share on an AER basis), up 9 per cent
-   First tranche of $2 billion share buyback in execution. As at 22 August 2024, 22 million shares have been repurchased for £150 million ($192 million)
-   EEV shareholders' equity (before minority interests) equivalent to 1,644 cents per share (31 December 2023: 1,650 cents per share on an AER basis). After minority interests EEV shareholders' equity was 1,575 cents per share.
-   Free surplus ratio of 232 per cent (31 December 2023: 242 per cent) and a GWS shareholder capital surplus over GPCR of $15.2 billion, equivalent to a cover ratio of 282 per cent (31 December 2023: 295 per cent)

Commenting on the Results, CEO Anil Wadhwani, said:
"We entered this year with a clear strategy and a set of outcomes we are confident in achieving by 2027, namely a compounded annual growth rate for new business profit of 15 to 20 per cent and double-digit for cash generation, both measured from a 2022 base. In the first half of 2024, we delivered high quality new business profit growth of 8 per cent alongside increased margins, on an ex-economics basis, and adjusted operating profit up 9 per cent. This followed exceptional growth of 47 per cent (excluding economic impacts) in new business profit for the full year 2023, resulting from the strong rebound in Hong Kong after the removal of Covid restrictions and the opening of the border with the Chinese Mainland. We announced a $2 billion share buyback programme, to return capital to shareholders while we continue to invest in growth opportunities."

Business commentary
Our resilient performance in the first half of 2024 was achieved having taken steps to reposition our business in the Chinese Mainland ahead of both regulatory and macro-economic changes. We also took decisive action on medical repricing in Indonesia and Malaysia in advance of the market. Other markets such as Singapore, India and Taiwan have performed well given our continued product innovation and expansion of distribution capabilities. Over the past year, we have been gaining momentum in executing our strategy, addressing known challenges, and identifying areas for continued improvement. We are strengthening our capabilities across our pillars and enablers and reinforcing this with senior leadership appointments in key areas of the business. We are focused on more effectively converting new business profit to cash, managing operational variances and seeking to leverage benefits of scale.

In distribution while agency new business profit was lower in the first half of 2024 given the high base effects in the 2023 comparative period in many markets, we are intensifying our efforts on the underlying drivers of agency growth with a focus on quality recruitment, training and embedding PRUForce, our digital agency platform. Bancassurance performed strongly with 28 per cent growth in new business profit in the first half of 2024, excluding the effect of interest rate and other economic impacts, with Hong Kong, Malaysia, Singapore, Taiwan and Thailand being notable markets. We have continued to demonstrate our capital allocation discipline, focusing on quality new business, investment in capabilities and a capital management programme.

Outlook
We have seen a pick up in sales momentum in June, which continues into the second half of the year. In respect of 2024, new business profits are expected to grow at an annual rate consistent with that required to meet our 2022-2027 new business profit growth objective. The structural drivers of growth in Asia and Africa for our industry remain intact, with ongoing strong demand in respect of protection, long-term savings and retirement propositions as broader based economic growth returns to our markets. We continue to be confident in achieving our 2027 financial and strategic objectives.

	Half year		Change on
Summary performance financials (before non-controlling interests)	2024 $m	2023 $m	AER basis	CER basis
New business profit	1,468	1,489	(1)%	1%
Operating free surplus generated	983	1,024	(4)%	(2)%
Operating free surplus generated from in-force insurance and asset management business	1,351	1,438	(6)%	(4)%
Adjusted operating profit	1,544	1,462	6%	9%
IFRS profit (loss) after tax	182	947	(81)%	(80)%

	30 Jun 2024		31 Dec 2023
Balance sheet financials (after non-controlling interests)	Total	Per share	Total	Per share
EEV shareholders' equity	$43.3bn	1,575¢	$45.3bn	1,643¢
IFRS shareholders' equity	$16.2bn	588¢	$17.8bn	647¢
Adjusted IFRS shareholders' equity	$34.7bn	1,262¢	$37.3bn	1,356¢

Notes
The summary financials presented above are the key financial metrics Prudential's management use to assess and manage the performance and position of the business. In addition to the metrics prepared in accordance with IFRS standards - IFRS profit after tax and IFRS shareholders' equity - additional metrics are prepared on alternative bases. The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. The definitions of the key metrics we use to discuss our performance in this press release are set out in the "Definition of performance metrics" section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure. All metrics used by management to assess performance (along with IFRS profit after tax) are before deducting the amount attributable to non-controlling interest. This presentation is applied consistently throughout this announcement.

Balance sheet metrics are presented net of non-controlling interests. For 2024 non-controlling interests include the 49 per cent non-controlling interest in our conventional life business in Malaysia.

New business profit excluding economic impacts (and the movements therein) represents the amount of new business profit for the first six months of 2024 calculated using economics (including interest rates) as at 30 June 2023 and average exchange rates for the first six months of 2024. The percentage change excluding economics excludes the impact of the change in interest rates and other economic movements in the period from that applicable to the new business profit in the first half of 2023, and applies consistent average exchange rates from the first half of 2024.

Contact:

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

We expect to announce our Half Year 2024 Results to the Hong Kong Stock Exchange and to the UK Financial Media at 12.00pm HKT - 5.00am UKT - 12.00am ET on Wednesday, 28 August.

The announcement will be released on the London Stock Exchange at 2.00pm HKT - 7.00am UKT - 2.00am ET on Wednesday, 28 August.

A pre-recorded presentation for analysts and investors will be available on-demand from 12.00pm HKT - 5.00am UKT - 12.00am ET on Wednesday, 28 August 2024 using the following link: https://www.investis-live.com/prudential/66aa2fe6c09582120022eb13/okyd. A copy of the script used in the recorded video will also be available from 12.00pm HKT - 5.00am UKT - 12.00am ET on Wednesday, 28 August 2024 on Prudential plc's website.

A virtual Q&A event for analysts and investors will be held at 4.30pm HKT - 9.30am UKT - 4.30am ET on Wednesday, 28 August.

Registration to view the Q&A event online

To register to watch the event and submit questions online, please do so via the following link: https://www.investis-live.com/prudential/66aa30c063626025001d4e1b/wbed.

The webcast will be available to watch afterwards using the same link.

Dial-in details

A dial-in facility will be available to listen to the event and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the call is due to start, i.e. from 4.00pm HKT - 9.00am UKT - 4.00am ET).

Dial-in: +44 (0) 20 3936 2999 (UK and international) / 0800 358 1035 (Freephone UK)/Global dial-in numbers: https://www.netroadshow.com/events/global-numbers?confId=69809, Participant access code: 368356. Once participants have entered this code their name and company details will be taken.

Transcript

Following the call a transcript will be published on the results centre page of Prudential's website on Monday, 2 September.

Playback facility

Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international), replay code 672842. This will be available from approximately 9.00pm HKT - 2.00pm UKT - 9.00am ET on Wednesday, 28 August until 6.59am HKT on Thursday, 12 September - 11.59pm UKT - 6.59pm ET on Wednesday, 11 September 2024.

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Strategic and operating review

Executing our clear and simple strategy

Our purpose at Prudential - For Every Life, For Every Future - defines why we exist and the value we seek to create for all our stakeholders: our customers, our employees, our shareholders and, importantly, our communities.

This underpins the clear and simple strategy we launched in August 2023, alongside key metrics we will use to measure our success through to 2027.

We are in the process of transforming our business to help us deliver our strategy and achieve these metrics. This is a long-term programme of change that impacts every part of our business. However, we are already implementing changes across our Customer, Distribution and Health pillars. This work is supported by three enablers: an open-architecture technology platform; our engaged people and high-performance culture; and our wealth and investment capabilities.

We are executing our strategy with operational and financial discipline, and our capital position remains strong. Further detail on our strategic progress is set out in detail later in this report.

The two key 2027 financial objectives1, set last year, are as follows:

-   to grow new business profit to 2027 at a compound annual growth rate of 15-20 per cent from the level achieved in 2022; and
-   for the same period, to deliver double-digit compound annual growth in operating free surplus generated from in-force insurance and asset management business.

Given our performance so far in 2024, we continue to be confident in achieving our 2027 objectives and in accelerating the value we can bring to you, our shareholders.

Key highlights2

Prudential delivered results in line with management's expectations in the first half of the year, against a strong prior-period comparator, with growth of 45 per cent in new business profit for the full year 2023 (47 per cent excluding the effect of interest rate and other economic impacts) that reflected the Group's outperformance in that year.

We are focused on employing the right discipline in our execution as we continue to deliver quality growth alongside making long-term investments to strengthen our diversified and digitally enabled platform.

In the first half of 2024 APE sales increased by 6 per cent to $3,111 million and we grew new business profit excluding economic impacts by 8 per cent. Including the impact of economics new business profit grew by 1 per cent to $1,468 million.

We rank among the top three insurance providers in 10 of the 14 Asian life markets3 where we operate. Our multi-channel agency and bancassurance distribution platform remains substantial with around 63,000 average monthly active agents, and we are the number one independent insurer in Asia bancassurance4 with over 200 bank partners across our markets, including 10 strategic partners.

Our Asia-based in-house investment arm, Eastspring, has over US$ 247.4 billion in assets under management and is ranked in the top 10 in 6 of its markets5.

Our diversified strategy in terms of product, channel and geography is working well, with operations being increasingly delivered through an integrated technology platform. We are building on the progress of the last 12 months, strengthening our capabilities across our pillars and enablers and reinforcing this with senior leadership appointments and promotions in key areas of the business. Specifically for each pillar:

-   in Customer, we have launched PRUServices, our enhanced digital servicing platform in Malaysia during the first half of 2024. We plan to have PRUServices available in nine markets in the next 12 months. We have also begun to apply AI and data analytics to drive customer experience and efficiency improvements and will continue to leverage this in the future to increase levels of straight-through processing and turn-around times;
-   in Distribution, we continue to build our agency and bancassurance channels. In our agency business we have focused on high quality recruitment alongside embedding and upgrading PRUForce, our digital agency platform which assists agents with leads management and other actionable insights. In bancassurance the strength of our relationships with key bank partners is driving growth as we work with our partners to focus on health and protection business and to expand propositions for the high net worth segment. Over the next year we will work to integrate our products on the platforms of our key bank partners to reach new customers; and
-   in Health, we are strengthening our approach to disciplined regular repricing and we are launching claims-based pricing in key markets. We have renegotiated contracts with our partner healthcare providers to manage costs and we are establishing preferred healthcare provider networks in primary markets to provide cost efficient care for our customers.

Our performance reflects the breadth of our markets, with new business profit growing in 14 of our 22 life markets.

Our agency channel delivered new business profit of $871 million (2023: $987 million) following growth of 75 per cent in FY23 for this channel, as a result of prior period outperformance and pent-up demand from Chinese Mainland visitors in Hong Kong leading to larger case sizes in the first half of 2023. Case sizes for the first half of 2024 have stabilised at a similar level to that seen in the second half of 2023. In the agency channel in our Chinese Mainland joint venture (CPL) we have taken steps to drive sustainable quality growth by repositioning our business in anticipation of both regulatory changes and macro-economic headwinds. This has impacted sales volumes and hence new business profit, albeit we have seen improvements during the first half with new business profit in the second quarter of 2024 exceeding the level in the equivalent period in the prior year. Despite the fall in APE sales within agency driven in part by Hong Kong and CPL as described above, pricing and other actions contributed to improved new business margins, which were up 7 percentage points before allowing for a 5 percentage point fall from economics.

Bancassurance new business profit increased 20 per cent to $465 million in the first half of 2024 led by APE sales growth in Taiwan, Hong Kong and Singapore, with total APE sales through the bancassurance channel increasing by 27 per cent compared with 2023. The effect of increased APE sales on new business profit was partially offset by country mix and economic impacts.

APE sales from Hong Kong were (7) per cent lower than the levels seen in the prior period when the border between Hong Kong and the Chinese Mainland reopened and we delivered above market levels of growth, with Hong Kong APE sales growing by 276 per cent in FY23 compared with the prior year. While this APE sales fall drove a (3) per cent decline in new business profit, positive product mix and repricing drove an increase in new business margin by 3 percentage points to 68 per cent. We continue to see an opportunity for sustained growth in Hong Kong as the drivers of demand from domestic and Chinese Mainland visitors remain intact.

Our resilient performance in the first half of 2024 was achieved despite having taken steps to drive sustainable quality growth by repositioning our business in the Chinese Mainland (as described above) and also by having taken decisive action on medical repricing in Indonesia and Malaysia in advance of the market. Markets such as Singapore, Taiwan and India have performed strongly in the period. Investment in agency recruitment in Singapore drove a 17 per cent increase in APE sales, together with the launch of targeted bancassurance products, and demand for participating products continues to drive growth in Taiwan. APE sales in India grew 17 per cent in the first half of the year, and were well diversified across channels and product lines.

Eastspring's funds under management and advice increased by 4 per cent (on an actual exchange rate basis) from $237.1 billion at 31 December 2023 to $247.4 billion, reflecting large positive inflows from external retail clients and our life businesses as well as positive market movements. These more than offset the third-party institutional outflows in the period and the negative foreign exchange effects.

$1,351 million of operating free surplus was generated from in-force insurance and asset management business in the first half of the year (2023: $1,405 million). We continue to invest in our strategic pillars with a total of $0.2 billion spent out of our $1 billion investment programme to date. Looking ahead, we see that the gradual compounding of the new business contribution and improving operating variances will support progress towards our 2027 financial objective.

Group adjusted IFRS operating profit for the first half was $1,544 million, 9 per cent higher than 2023. IFRS profit after tax for the first half of 2024 was $182 million (2023: $924 million on a constant exchange rate basis, $947 million on an actual exchange rate basis), reflecting the growth in operating profit being more than offset by an increase in short-term market fluctuations driven by interest rate movements across the region.

Capital management

The Group's capital position remains strong, with an estimated shareholder surplus above the Group's Prescribed Capital Requirement of $15.2 billion at 30 June 2024 (31 December 2023: $16.1 billion on an actual exchange rate basis) and a cover ratio of 282 per cent (31 December 2023: 295 per cent).

On 23 June 2024, the Group provided a capital management update, which reaffirmed that we will continue to prioritise investment in profitable new business at attractive returns and enhancements to our capabilities as we execute our strategy. We will pursue selective partnership opportunities to accelerate growth in our key markets. Investment decisions will be judged against the alternative of returning surplus capital to shareholders.

The Group also announced a US$2 billion share buyback programme to return capital to shareholders, consistent with our capital allocation framework. The buyback will be completed by no later than mid-2026 and the first tranche of $700 million will be completed by 27 December 2024.

Going forwards the Group will assess the deployment of free surplus, in the context of the Group's growth aspirations, leverage capacity and our liquidity and capital needs, in terms of the free surplus ratio. The free surplus ratio is defined as the Group's capital resources, being Group free surplus (excluding intangibles) plus the EEV required capital of the life business, divided by the EEV required capital of the life business.

Based on our current risk profile and our business units' applicable capital regimes, we seek to operate with a free surplus ratio of between 175-200 per cent. As at 30 June 2024 our free surplus ratio was 232 per cent (31 December 2023: 242 per cent).

Reflecting the Group's strong capital position and in line with its policy the Directors have approved a first interim dividend of 6.84 cents per share (2023: 6.26 cents per share), an increase of 9 per cent over the prior period. Further details are included in the financial review.

Progress within our three strategic pillars

1.    Enhancing customer experiences - At Prudential, we are relentlessly focused on serving satisfied, loyal customers, an approach which in turn helps us drive higher customer lifetime value.

We use two metrics to measure the strength of our customer advocacy: retention and our net promoter score (NPS). In the first half of 2024, customer retention remained stable at 93 per cent (first half 2023: 93 per cent). Relationship NPS (rNPS) - how likely customers are to recommend Prudential - is measured on an annual basis. However, we continue to see positive trends in underlying measures of customer experience at service touchpoints, which we believe ultimately drive improvements in Relationship NPS.

We have also made strong progress against our priorities:

-   Provide smooth customer experiences using technology and data analytics

We enhanced our customer digital servicing platform, PRUServices, with a view to improving our customer's journey experience, with real-time customer feedback enabled. During the first half of 2024 PRUServices went live in Malaysia, which saw about twice the number of registrations compared with the previous platform. This significantly enhanced the customer experience, with NPS measured at a transactional level improving by 7 points. We are planning that the enhanced PRUServices will be available in 9 businesses over the next 12 months.

We are continuing to leverage AI and data analytics to drive better customer experiences, such as claims processing through AI claims adjudication. We are also successfully using generative AI to increase the speed of responses to product enquiries.

Currently for new business 95 per cent of policies are submitted electronically with 75 per cent adopting electronic payment and 75 per cent processed through auto-underwriting. We will continue to focus on transforming customer journeys through digitalisation and automation with a view to increasing straight-through processing and improving turnaround times.

-   Deliver personalised engagement to support customer acquisition

We are deploying a consistent customer engagement platform to automate and personalise customer engagement in major Asia markets throughout 2024.

To date, the platform is live in two business units, Singapore and Thailand. It enables seamless and personalised engagement and communication across customers' preferred channels, enhancing the overall customer experience and increasing the likelihood of new business. Over the next 12 months, we aim to implement the platform in seven of our business units enabling them to deliver personalised and omni-channel engagement to targeted customer segments, assisting in delivering new business.

In the first half of 2024, 59 per cent of APE sales were contributed by new to Prudential customers. We will continue to nurture our customers by providing relevant content and enhancing leads quality through data driven insights.

-   Develop segmented needs-based proposition based on customers' life stages

We have developed a comprehensive segment strategy to better understand the unique needs of our top three customer segments: Young, Family and Golden Age. We are actively focused on developing relevant strategies to serve the unique needs of each segment across their life stages. In Hong Kong, our market-leading retirement product, which includes tools for advanced care planning and retirement, increased our APE sales for our retirement product suite by 219 per cent compared with the first half of 2023.

We are confident in our ability to achieve top quartile NPS in ten business units7 by 2027, and committed to delivering our promise to give customers the best possible experience - in every interaction they have with us - across all of our markets.

2.    Technology-powered distribution - Prudential's leadership in distribution is powered by highly engaged people, scalable technology, and partnerships with well-known banks in Asia and Africa. Our strategy for further strengthening our distribution network is focused on two key channels - agency and bancassurance - where we continue to see promising signs of growth and innovation.

Agency

We remain focused on growing our team of productive and satisfied agents across all our markets.

Our ambition is to more than double new business profit per agent, targeting a two and a half to three times increase in agency new business profit, from the 2022 level, by 2027.

We pride ourselves on having one of the largest productive agency forces in Asia with around 63,000 average monthly active agents - over 9,000 of whom are members of the Million Dollar Round Table, which ranks Prudential 2nd globally and is an increase of 30 per cent from the prior year. In the first half of the year, the average number of monthly active agents decreased by (8) per cent from the prior period, due to declines in Indonesia, given regulatory and repositioning activities, and the Philippines, where we are addressing strong competition for agents which reduced headcount in the first half of 2024, partially offset by increased activation in Hong Kong, where the number of active agents increased by 19 per cent.

Overall new business profit through our agency channel was (12) per cent lower than the prior year ((5) per cent lower if economic impacts are excluded) following an increase in FY23 (over 2022) of 75 per cent. Excluding Hong Kong, new business profit per active agent in HY24 was up 1 per cent. Including Hong Kong, which saw large case sizes in the first half of 2023, it fell by (4) per cent to $2,600. APE sales per active agent increased by 9 per cent in the first half of 2024 compared with the second half of 2023 when, in Hong Kong, case sizes began to normalise from the larger sizes seen in the first half. In total, our conversion rate for sales leads was 8.2 per cent, an increase from 7.3 per cent in the prior year.

We continue to make good progress towards our objectives, which gives us confidence for the second half of 2024. Highlights include:

-   Our recruitment rate grew by a healthy 5 per cent, with an average of over 12,300 new recruits per month in the first half of the year. This was aided by the success of our strategic talent sourcing program (PRUVenture), which contributed 10 per cent of all recruits in the period. Demonstrating the quality of PRUVenture, recruits from this programme contributed 40 per cent of the APE sales generated from new recruits8 in the period. Going forwards we are focused on increasing the contribution of quality new recruits from PRUVenture by scaling it in Malaysia and Philippines whilst accelerating its momentum in Hong Kong and Vietnam.

-   During the first half of the year there were over 110,000 users of PRUForce, our flagship agent app, representing an increase of 8 percentage points from the prior year in the proportion of total agents using the app, with 90 per cent of active agents adopting PRUForce as of June 2024. Around 2 million leads were distributed via PRULeads, our leads management system within PRUForce, leading to a 49 per cent increase in APE sales from leads distributed by this system in the first half of 2024. We are investing in new features to help boost agent productivity and drive new sales opportunities. For example, our team in Singapore is integrating an AI talkbot into our leads management system to replace cold-calling and automate the qualification process. We expect this to save agents up to approximately 4 hours per week, improve agent morale and drive an increase in productivity. The success of the tool has also led to its introduction in Hong Kong and the Philippines. As well as upgrading the features of PRUForce to support the management of leads and provide additional insight to agents, we are also focused on increasing the utilisation by our agents of all PRUForce and PRULeads modules, with an emphasis on improving the productivity of new agents in particular.

-   In the first half, an average of around 50,000 agents per month used our on-demand learning and development platform, while 6,000 agency leaders participated in our leadership development initiative.

-   We continue to upskill our agents, for example through a new programme for high-potential leaders with the Chinese University of Hong Kong, and extensive social media training for our agents in Malaysia.

-   Hong Kong has successfully scaled up the PRULeads Builder Programme with over 1,900 agents participating, leading to significantly higher new business profit per active agent per month compared to non-participating agents.

Bancassurance
Bancassurance continues to be a significant source of growth and diversification for Prudential with over 200 bank partners across our markets of which 10 are strategic partners, including partners in our joint ventures and associates. We remain on track to increase new business profit from bancassurance by one and a half to two times the 2022 level, by 2027, having recorded a strong performance in the first half of the year. New business profit increased by 28 per cent excluding the effect of interest rate and other economic impacts (an increase of 20 per cent including economic impacts), with 12 markets achieving double-digit growth, led by Taiwan, where growth has been significant. Excluding the impacts of economics, new business profit margin was broadly stable relative to the prior year. After the effect of economics, new business profit margin fell by (2) per cent.

APE sales through our bancassurance channel grew 27 per cent in the first half of the year to $1,338 million. We continue to build and invest in new bank partnerships: for example our new 10-year-partnership with CIMB in Thailand contributed 6 per cent of bancassurance APE sales in Thailand in the first half of the year.

We have sharpened our focus on anticipating our mutual customers' needs with our banking partners. We are seeing notable results in Health and Protection (which includes both our Health business, focused on medical treatment cover and reimbursement, and other protection products such as life and critical illness policies) where new business profit from sales of these products through the bancassurance channel increased by 15 per cent in the period - and accounted for over one in every two policies purchased from us through banks, contributing 8.5 per cent (2023: 6.9 per cent) of bancassurance APE sales.

We continue to see healthy customer acquisition across our strategic partners, with over 200,000 new customers in the first half of 2024, including a one-off transfer of around 55,000 customers in Thailand.

Highlights of progress towards our priorities include:

-   Broadening our propositions to cover multiple market segments
We launched our Indexed Universal Life plan (PruVantage Legacy Index) in Singapore to address the legacy planning needs of high net worth (HNW) individuals, while strengthening customer engagement in the HNW space. We are continuing to develop our suite of protection products for high net worth customers with additional features and services.

-   Engaging with customers through omnichannel journeys, backed by analytics
We introduced a new customer engagement programme with UOB, powered by analytics, which supports sales staff by recommending suitable insurance offerings during their interactions with customers. We are working to deepen our relationships with our bank partners by the integration of segment specific products from our range with our bank partners' platforms to attract additional customers who are "new to insurance".

-   Supporting the learning and development of our bank employees
We are building and delivering partner-specific curricula, including a new UOB regional training programme and HNW-focused training as part of the Standard Chartered Academy.

Across agency and bancassurance, we remain focused on creating sustainable, profitable growth for Prudential, while also supporting an exceptional customer and agent experience.

3.    Transforming the health business model - In the first half of the year, we made significant strides to establish Health as its own business vertical and develop a robust platform for future growth. Under the leadership of the newly appointed Health CEO we are already seeing the benefits of a more focused approach to health driving towards the following priorities:

-   Offering integrated health propositions - building innovative, highly differentiated products to address customers' evolving healthcare needs;
-   Enabling health distribution - ensuring that our distribution partners are appropriately supported to increase their focus on health;
-   Managing provider networks - developing a tiered network of preferred healthcare providers, so we can deliver better health outcomes in a cost-efficient way;
-   Enabling connected care - providing customers with a guided healthcare experience that is seamless, personalised and digitally enabled, resulting in better health outcomes and reduced medical costs; and
-   Delivering technical excellence - investing in our capabilities for health-specific claims, underwriting, and the reduction of fraud, waste and abuse.

We will deliver our priorities through our new health operating model, launched in April 2024, which is designed to drive clear accountability for performance, collaboration across markets, and the sharing of best practices. We have appointed Chief Health Officers in our four primary health markets of Hong Kong, Singapore, Malaysia and Indonesia, and are strengthening our healthcare capabilities across underwriting, claims, provider management and health analytics, through new talent at both a Group and local level. We are exploring ways of maximising efficiencies across our health and life insurance businesses, for example through technological enhancements such as optical character recognition, automated underwriting and straight-through processing.

New business profit for the first half of 2024 for Health was down (14) per cent from the prior period, with positive momentum in Singapore being more than offset by declines in other markets.

In a number of markets, including Indonesia and Malaysia, we continue to see high levels of medical cost inflation. We are taking decisive action to address this over the longer term, including re-negotiating contracts with our health care partners to drive efficiencies in health claims costs, more frequent repricing and the introduction of products with claims-based pricing. For example, we have accelerated the development of new health propositions with the introduction of first-in-market claims-based pricing propositions in Indonesia and Malaysia, following success with this approach in Singapore. While this action, combined with medical repricing, has in the short term held back health APE sales, over the longer term we are confident that this strategy will lead to increased performance in our health business.

In July 2024, we also launched a first-of-its-kind health proposition that is delivering medical freedom for people who travel between Hong Kong, Macau and the Chinese Mainland, offering comprehensive lifetime protection, and access to high-quality care in the Chinese Mainland and beyond, via a single app.

We are establishing our preferred healthcare provider network in our primary markets, supported by rigorous assessment and data analytics to ensure we provide the most appropriate and cost-efficient care and support for our customers, as well as additional value for our partners.

We recently initiated case management as a core component of our Connected Care strategy, aiming to guide customers with complex medical conditions through their healthcare experiences more efficiently and cost-effectively. This initiative involves identifying suitable vendors in Indonesia to offer personalised support through case managers or medical teams, ensuring quality and transparency in the care process. By developing and facilitating optimal treatment plans, this approach not only seeks to enhance the health outcomes for customers with chronic or acute conditions but also aims to maximise cost efficiency through careful coordination and monitoring of care pathways. When established, we aim to cover 500,000 to 650,000 health customers within the region.

We have seen an improvement in our fraud, waste and abuse detection rates, and we will continue our increasing vigilance in this area, including through the application of advanced health data analytics, to protect the provision and affordability of our service to customers.

In the next 12 months our priorities include the implementation of disciplined regular repricing of all Health products in all our primary health markets, together with the launch of new products with new features and value-add services, for example we are looking at how to serve cross-border work-permit holders in Singapore.

We will further build on the reach of our Health offering by providing improved sales support to agents, coupled with a revised incentive structure and a health-specific marketing campaign across our markets.

Going forwards, we will measure a Health-specific Net Promoter Score (NPS) across all primary markets, with the ambition of achieving top quartile NPS by 2027.

We continue to see exciting opportunities in our primary health markets of Malaysia, Indonesia, Hong Kong and Singapore, where we seek to capitalise on rapid health market growth and low health insurance penetration.

Focus on our three strategic enablers

To capture the growth opportunities that we have identified in each of the strategic pillars above, we have three enablers:

Enabler#1: Open-architecture technology platform

In the first half of the year, we made substantial progress in transforming our Technology function, allowing us to build new, shared capabilities - particularly in data, analytics and AI - and deliver operational excellence at scale. We are relentlessly focused on how our 3,500 strong Technology team can create value for the Customer, Distribution and Health pillars, in support of the following strategic priorities:

Delivering a better customer experience

As previously highlighted under the customer pillar, in the first half of the year, we accelerated the development of PRUServices, our web-based self-service platform, with the introduction of new features.

Elevating our agents' performance

We are using technology to accelerate our agents' onboarding and productivity - while empowering them to better serve our customers - through PRUForce, our flagship agent app.

We continue to make targeted upgrades to improve the functionality of PRUForce. This includes new features for agent onboarding, performance measurement, lead management and in-app NPS tracking, so agents can manage leads and better serve customers while on the go. We expect to implement this full set of capabilities in seven markets by the end of the year.

Supporting faster access to quality healthcare

We are focusing on building Connected Care capabilities to improve customer experience.

We have successfully conducted proof-of-concept projects leveraging AI to reduce manual processing and improve straight-through processing rates for health claims. This includes AI-driven auto-adjudication, which boosted efficiency while helping detect and reduce fraud and waste, as part of an initial pilot. These innovations will be scaled into operational use over the coming year.

Supporting these priorities, there is recognition at all levels of the organisation of the need to continue:

1.     Building new, modern infrastructure - We are making rapid progress in upgrading legacy infrastructure leading to improved resiliency in our business operations, with the introduction of new operational enhancements driving a 58 per cent reduction in the more significant technology incidents, compared with the same period last year. We are building a global command centre, dedicated to ensuring round-the-clock service availability, which will go live by the end of the year.

2.     Leveraging the public cloud to improve scalability and resilience - We are actively investing in cloud-based infrastructure and applications. We have completed 56 per cent of our Group Cloud adoption plan as of August 2024 and will be progressing to at least 60 per cent completion by the end of the year.

3.     Scaling data and AI Company-wide - We are accelerating the development of a robust global data platform and improved data literacy across all functions to ensure data is at the heart of Prudential. We have established around 100 use cases for AI across the business to improve agent and customer experiences. We have announced that we are partnering with Google Cloud to help our employees develop AI-powered products and applications; the first partnership of its kind for the insurance industry in Asia and Africa. Under the partnership, Google Cloud will provide end-to-end support for Prudential's AI, which will initially focus on areas that deliver better and faster access to quality healthcare. This includes the development of an AI-powered 'Connected Care' proposition that connects customers to the healthcare provider best positioned to meet their unique needs.

Enabler#2: Engaged people and high-performance culture

An engaged workforce is critical to the delivery of our strategy and we are working with our people to create a culture that is customer-led and performance-driven.

We aim to create an environment that allows our people to thrive, connect, grow and succeed.

Our priority areas remain to:

-   Promote a winning culture that is customer-led and performance-driven;
-   Build unparalleled capabilities in customer, distribution, health and technology; and
-   Develop a robust succession pipeline and dynamic talent marketplace.

We have made significant progress against all of these areas.

We are building strategic talent capabilities through targeted talent acquisition and internal talent development. We have made 33 critical senior appointments so far, including the recent appointment of a Chief Technology and Operations Officer, a Chief Transformation Officer and a Chief Data, Analytics and AI Officer, among others. Our commitment to internal mobility and development is demonstrated through internal appointments to the CEO roles in the Philippines and Indonesia.

We have established new centres of excellence in Health to elevate Prudential's Health proposition and to further strengthen our provider networks. We continue to invest in development of new capabilities in data and AI including consolidating these capabilities across the Group to enable the scaling of data and AI across Prudential.

To enable greater collaboration and joint accountability between the Group centre and local business units, dual reporting6 was established in the first half of 2024 to build stronger capabilities for Customer, Health and Technology. We have also started establishing Global Technology Product teams to streamline tech demand, reduce duplication and ensure better alignment of technology to the Group strategy.

We will also continue to build our succession pipeline and talent development through our renewed talent potential assessment and succession planning approach, PruSuccess, which will increase the robustness and quality of our talent pipeline. Targeted and focused development plans as well as accelerated talent and mobility initiatives are underway, in tandem with efforts to accelerate the development of female leaders.

We will continue our drive to a high performance culture through our refreshed performance and reward structure, PruPerform, which aligns to our strategy and PruWay behaviours.

We have an ongoing focus on change management, to build the capacity of employees to sustain the momentum of change supported by improved communication and engagement channels. We have been cultivating values-based leadership that influences every single employee interaction through the launch of our 'Leadership Excellence At Prudential' (LEAP) and 'Ready to Leap' programmes.

By listening more frequently to our employees with the use of regular pulse checks, we continue to be confident in our ambition to have top-quartile employee engagement by 2027.

Enabler#3: Wealth and investments capabilities

Wealth and investments is a key enabler to help us deliver on our purpose.

We are committed to providing a wide variety of customised products and services that meet our domestic and overseas affluent and high net worth customers' needs for comprehensive insurance-led wealth solutions. We are enhancing our wealth and investment capabilities, leveraging Eastspring and our Group Investment Office, and providing additional distribution support to our top agents to better serve our wealth customers.

We are formulating a series of wealth management products that can be used by advisors to create investment outcomes that can adapt and meet their customers' needs over time. These may include a combination of passive and active investment strategies. The packaging of these strategies into discretionary fund management options provides the client with the potential to invest in a spectrum of asset management styles over their lifetime and as their financial circumstances change.

The cornerstone of helping customers meet their financial goals is the delivery of positive investment performance and the creation of appropriate delivery mechanisms to achieve this. Consideration of asset allocations, mandates and selection of investment managers for Prudential insurance policies sits with the life companies, overseen by the Group Chief Investment Officer. Eastspring's specific investment skills and track record in certain asset classes along with its investment wrapper design capabilities are being harnessed, alongside third-party capabilities.

Eastspring has focused on developing its human resources in terms of both human capital and internal performance benchmarking. A new Chief Investment Officer responsible for the day-to-day management of the investment teams was appointed in February 2024. A new Head of Distribution was also appointed in February 2024 to lead Eastspring's distribution strategy, collaborate with distribution leaders across our markets to scale third-party retail business, expand bank distribution partnerships, drive larger institutional mandates, and grow our relationship with Prudential life companies.

With collaboration between the life businesses and Eastspring, we launched our Wealth Academy with Eastspring supporting the training and development needs of our Prudential Financial Advisers (PFA) distribution force, a force which has grown to over 800 financial advisors who offer a more holistic suite of products outside our core Prudential insurance offerings. Already, products from eight general insurance and three life firms are included in the range, broadening the suite of products for affluent and high net-worth individuals and retirement plans to meet the needs of a rapidly ageing population. The range is expected to expand further in 2024 and a thousand additional advisors are planned to be added to PFA in due course.

We continue to strengthen our Wealth team and have continued to expand circulation of our Prudential proprietary Investment outlook publication for both our customers and distribution teams across Hong Kong and Singapore, with further markets in the pipeline. Leveraging our high-performance investment, customer and distribution teams we will seek to drive continual improvement in outcomes for our domestic and overseas affluent and high net worth customers.

Implementing our organisational model

We began to transform our organisational model this year, moving from a federated set of businesses to a unified operating model.

In April we rolled out Centres of Excellence (CoEs) and dual reporting6 for Customer, Health and Technology to drive joint accountability and greater collaboration. This is not totally new to Prudential - Finance, Risk and HR successfully transitioned to this model two years ago.

We are also accelerating capability building through our CoEs, which serve as hubs for sharing best practices, lessons, and innovative solutions, centralising knowledge to standardise processes and promote continuous improvement. Additionally, CoEs align initiatives with strategic objectives.

These new ways of working align to The PruWay, where we're developing a culture of succeeding together to deliver consistent performance across the Group and to prioritise value creation for all our stakeholders.

Outlook

We have seen a pick up in sales momentum in June, which continues into the second half of the year. In respect of 2024, new business profits are expected to grow at an annual rate consistent with that required to meet our 2022-2027 new business profit growth objective1. The structural drivers of growth in Asia and Africa for our industry remain intact, with ongoing strong demand in respect of protection, long-term savings and retirement propositions as broader based economic growth returns to our markets. We continue to be confident in achieving our 2027 financial and strategic objectives.

Notes
(1)      The objectives assume exchange rates at December 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.
(2)      As in previous years, we discuss our performance in this report on a constant currency basis, unless stated otherwise. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. See note A1 to the IFRS financial statements for more detail on our exchange rate presentation. The definitions of the key metrics we use to discuss our performance are set out in the Definition of performance metrics section later in this document.
(3)      As reported at June 2024 unless otherwise specified. Sources include formal (eg competitors' results release, local regulators and insurance associations) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, full year premium or weighted first year premium) or Gross Written Premium or Retail Weighted Received Premium or First Year Premium depending on availability of data. Rankings in the case of Taiwan and Myanmar are among foreign insurers, and for India is among private companies. Position is reported as at March 2024 for the Chinese Mainland, Hong Kong and Myanmar. Position is reported at December 2023 for Laos.
(4)      Based on FY2022 data from local regulators, industry associations and Prudential internal data. Estimates are based on market intelligence, if data is not publicly available.
(5)      As reported at June 2024. Sources include local regulators, asset management associations, investment data providers and research companies (eg Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) in the categories of onshore domiciled funds or public mutual funds of the respective markets.
(6)      Dual reporting is subject to local market regulatory requirements. All subsidiaries must comply with the laws and regulations applying in their jurisdiction, including in their local governance arrangements.
(7)      Business units equate to legal entities in this instance.
(8)      Excluding joint ventures, associate and Africa.

Financial review

Delivering on expectations and building momentum

The financial performance in the first half of 2024 was in line with our expectations and we remained focused on the actions needed to deliver high quality new business and generation of cash. New business profit was up 8 per cent excluding economic effects, building on a strong prior period comparator which saw HY23 grow by 52 per cent over 2022 (excluding economic effects). This reflects the benefit of our diversified, multi-market, multi-channel model. Sales momentum began to increase towards the end of the first half of 2024 and continued into July.

We continue to make progress towards our 2027 new business profit objective and are on track with our related 2027 objective for operating free surplus generated from in-force insurance and asset management business.

Our capital position remains robust and capital generation consistent with our expectations. In June, and consistent with our capital allocation framework, we announced a US$2 billion share buyback programme to return capital to shareholders.

The first half of 2024 saw the US 10-year bond yield increase to 4.4 per cent at the half year, from 3.9 per cent at the end of 2023. Equity market performance varied, with the S&P 500 index increasing by 14 per cent and the MSCI Asia excluding Japan equity index by 9 per cent, while the Hang Seng index increased by 4 per cent.

As in previous periods, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement. We discuss our financial position on an actual exchange rates basis. Any deviations from these approaches are noted in the text. All metrics used by management to assess performance (along with IFRS profit after tax) are before deducting the amount attributable to non-controlling interests unless otherwise stated in the definition. Balance sheet metrics are presented net of non-controlling interests. For 2024 non-controlling interests include the 49 per cent non-controlling interest in our conventional life business in Malaysia as discussed further below. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document.

In July 2024 the Federal Court of Malaysia overturned the previous rulings of the High Court and the Court of Appeal that had confirmed the contractual rights of the Group to acquire the 49 per cent shareholding of Prudential Assurance Malaysia Berhad (PAMB), the Group's conventional life insurance business in Malaysia, from Detik Ria. Detik Ria had exercised in 2008 a put option, for which it received payments in accordance with an agreement between the two parties. The consequence of this decision is that the Group has continued to consolidate the business of PAMB, which remains a subsidiary controlled by the Group, but has now reflected a 49 per cent non-controlling interest, instead of the previously consolidated 100 per cent economic interest. This change occurs within the 2024 financial statements as an adjusting post balance sheet event. The non-controlling interest recorded within the IFRS financial statements at 30 June 2024 was $938 million and for EEV was $1,757 million. The decision has no impact on the business of PAMB at an operational level and further details are set out in the post balance sheet event notes of the financial statements.

New business profit was $1,468 million, 1 per cent up on a strong prior period comparator as previously discussed. Excluding the impact of economic effects new business profit rose by 8 per cent in the period, reflecting higher volumes in Taiwan and Singapore and Hong Kong domestic business partly offset by adverse channel and country mix effects.

Group EEV operating profit increased by 9 per cent to $2,296 million, reflecting increased profits from in-force insurance business and Eastspring, our asset management business. The operating return on opening embedded value (excluding goodwill and intangibles) was 11 per cent (Full year 2023: 12 per cent)1. This new definition replaces the approach based on average EEV to improve comparability with peers. After allowing for the payment of the external dividend and economic effects, such as changes in interest rates, and currency movements, the Group's embedded value, at 30 June 2024, before adjustments for non-controlling interests2, was $45.2 billion (31 December 2023: $45.5 billion on an actual exchange rate basis), equivalent to 1,644 cents per share (31 December 2023: 1,650 cents per share on an actual exchange rate basis). After adjustments for non-controlling interests, EEV shareholders' equity was $43.3 billion, equivalent to 1,575 cents per share (31 December 2023: $45.3 billion, equivalent to 1,643 cents per share on an actual exchange rates basis).

The operating free surplus generated from in-force insurance and asset management business during the period was $1,351 million, (4) per cent lower than the prior period in line with the shape of the cash flows we expect to generate in advance of 2027, with early years reflecting our investment in capabilities and the stage of our transformation. Looking ahead, we see that the gradual compounding of the new business contribution and improving operating variances will support progress towards our 2027 financial objective. Investment in new business was $(368) million (2023: $(404) million) which despite higher APE sales fell due to sales being more capital efficient. After investment in new business, total operating free surplus generated from life and asset management business reduced to $983 million (2023: $1,001 million).

Group IFRS adjusted operating profit was $1,544 million, up 9 per cent compared with the prior period, reflecting increases in insurance and Eastspring, our asset management business. The Group's total IFRS profit after tax for the period was $182 million (2023: $924 million on a constant exchange rate basis, $947 million on an actual exchange rate basis). The reduction in result largely reflects changes in short-term fluctuations from movements in interest rates.

The release of Contractual Service Margin (CSM) is the principal source of our IFRS 17 insurance business adjusted operating profit. Using a longer-term return for Variable Fee Approach (VFA) business, the unwind of CSM and new business contribution would have exceeded the release in the period by $0.9 billion, equivalent to an annualised net increase of 8.9 per cent compared with the start of year position. While the CSM balance benefited from the contribution from new business and unwind in the period, this was more than offset by negative economic variances and exchange rate movements, resulting in a 2 per cent fall in the CSM. Shareholders' CSM3, net of reinsurance and tax, at 30 June 2024 was $18.5 billion, which combined with shareholders' equity, resulted in adjusted shareholders' equity of $34.7 billion (31 December 2023: $37.3 billion on an actual exchange rate basis), equivalent to 1,262 cents per share (31 December 2023: 1,356 cents per share on an actual exchange rate basis). The fall largely arises as a result of an increase in non-controlling interests in PAMB as described above.

The Group's regulatory capital position, free surplus and central liquidity positions remain robust. In the first half of 2024, Moody's finalised how they calculate leverage under IFRS 17 and under this new basis the Group's leverage is 14 per cent, which remains consistent with our AA financial strength ambition and is near the bottom of our target range.

The Group capital adequacy requirements are aligned with the established EEV and free surplus framework by comparing the total eligible Group capital resources with the Group's Prescribed Capital Requirement (GPCR). As at 30 June 2024, the estimated shareholder surplus above the GPCR was $15.2 billion (31 December 2023: $16.1 billion on an actual exchange rates basis) and cover ratio of 282 per cent (31 December 2023: 295 per cent).

To increase the comparability of our external reporting to our key peers and to reduce the economic volatility seen in our embedded value reporting, with a view to improving the transparency of underlying growth in new business profit, Prudential is expecting to convert to Traditional Embedded Value (TEV) from the first quarter of 2025.

This has no impact on the Group's strategy, capital, free surplus or dividend position and there is not expected to be any significant change to near-term projected cash flows and hence operating free surplus generated from in-force insurance and asset management business. Our 2027 objectives4, to deliver a compound average growth rate of 15-20 per cent for new business profit over 2022-2027 and operating free surplus generated from in-force insurance and asset management business in 2027 of at least $4.4 billion remain unchanged. The TEV new business profit in 2022 was $1.7 billion and growth will be based on this new lower base. In implementing TEV, the Group has retained its operating assumptions and much of the EEV methodology. The changes made are:

-   To replace the current risk-free rates with long-term risk-free rates. For in-force business investment returns generally trend from current to long-term assumptions;
-   To increase the risk discount rates, including an implicit allowance for the time value of options and guarantees that was previously calculated explicitly; and
-   To reduce TEV for a projection of recurring central head office expenditure and to reduce TEV new business profit for that proportion of recurring actual central head office expenditure considered to be acquisition in nature.

If TEV had been applied at 31 December 2023, TEV would have been circa 20 per cent lower than EEV at $36.2 billion before the allowance for central costs and new business profit at circa 25 per cent lower at $2.3bn. After allowing for central costs TEV was $34.2 billion. Return on embedded value1 (RoEV) has been estimated to increase to between 13 and 14 per cent at 31 December 2023 from an EEV amount of 12 per cent. All amounts are before allowing for the 49 per cent minority interest in the conventional Malaysia life basis following the court ruling in July 2024. If this had been reflected at that point in time the TEV amount would have been $32.8 billion.

The economic assumptions used in the 2023 estimates are as below:

	At 31 December 2023
	Risk Discount Rate %	Long-term 10-year Govt. bonds %	Risk premium %	Equity Risk premium %
CPL	9.4	3.4	6.0	4.0
Hong Kong (USD)*	7.7	3.2	4.5	3.5
Indonesia	12.6	6.3	6.3	4.3
Malaysia	7.9	3.9	4.0	3.5
Philippines	12.1	5.8	6.3	4.3
Singapore	6.7	2.7	4.0	3.5
Taiwan (USD)*	6.7	3.2	3.5	3.5
Thailand	8.9	4.6	4.3	4.3
Vietnam	11.1	5.8	5.3	4.3
Prudential Weighted Average**	8.2	3.8	4.4	3.7

*For Hong Kong and Taiwan, the assumptions shown are for US dollar denominated business for other businesses, the assumptions shown are for local currency denominated business.
**Weighted by Prudential TEV value-in-force

Supported by a clear and disciplined capital allocation policy, the Group is well positioned, with sufficient financial flexibility including leverage capacity, to take advantage of the growth opportunities ahead. In the first half of 2024, we have allocated capital to investing in higher new business at attractive rates of return, and in developing our customer, distribution, health and technology capabilities as part of our updated strategy. In our June capital management update, we reiterated that investment decisions will be judged against the alternative of returning surplus capital to shareholders, and we announced a US$2 billion share buyback programme to return capital to shareholders, consistent with our capital allocation framework. The buyback will be completed by no later than mid-2026 and the first tranche of $700 million will be completed by 27 December 2024.

Going forward the Group will assess the deployment of free surplus, in the context of the Group's growth aspirations, leverage capacity and our liquidity and capital needs in terms of the free surplus ratio. Based on our current risk profile and our business units' applicable capital regimes, we seek to operate with a free surplus ratio of between 175-200 per cent. Our free surplus ratio as at 30 June 2024 was 232 per cent (31 December 2023: 242 per cent).

The Group's dividend policy is unchanged and described later in this report. Recognising the strong conviction we have in the Group's strategy, when determining the annual dividend we look through the investments in new business and investments in capabilities. The Board applies a formulaic approach to first interim dividends, calculated as one-third of the previous year's full-year ordinary dividend. Accordingly, the Board has approved a 2024 first interim dividend of 6.84 cents per share (2023: 6.26 cents per share).

We believe that the Group's performance during the period positions us well, as we implement the new strategy, to meet our financial objectives to grow new business profit and consequently in-force insurance and asset management operating free surplus generated, as detailed in the strategic and operating review.

IFRS profit

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	Half year			Half year		Full year
	2024 $m	2023 $m	Change %	2023 $m	Change %	2023 $m
CPL	197	164	20	157	25	368
Hong Kong	504	554	(9)	555	(9)	1,013
Indonesia	132	109	21	103	28	221
Malaysia	152	165	(8)	155	(2)	305
Singapore	343	270	27	268	28	584
Growth markets and other	362	374	(3)	355	2	746
Insurance business	1,690	1,636	3	1,593	6	3,237
Asset management	155	146	6	143	8	280
Total segment profit	1,845	1,782	4	1,736	6	3,517
Other income and expenditure:
Investment return and other items	1	(28)	104	(28)	104	(21)
Interest payable on core structural borrowings	(85)	(85)	-	(85)	-	(172)
Corporate expenditure	(119)	(115)	(3)	(115)	(3)	(230)
Other income and expenditure	(203)	(228)	11	(228)	11	(423)
Restructuring and IFRS 17 implementation costs	(98)	(92)	(7)	(91)	(8)	(201)
Adjusted operating profit	1,544	1,462	6	1,417	9	2,893
Non-operating items:
Short-term fluctuations in investment returns	(1,081)	(287)	n/a	(272)	n/a	(774)
(Loss) gain attaching to corporate transactions	(69)	-	n/a	-	n/a	(22)
Profit before tax attributable to shareholders	394	1,175	(66)	1,145	(66)	2,097
Tax charge attributable to shareholders' returns	(212)	(228)	7	(221)	4	(385)
Profit for the period	182	947	(81)	924	(80)	1,712

IFRS earnings per share

	Actual exchange rate					Constant exchange rate		Actual exchange rate
	Half year					Half year		Full year
	2024			2023	Change %	2023	Change %	2023
	Before adjustment to non-controlling interest	Adjustment to non-controlling interest2	Total
Based on adjusted operating profit, net of tax and non-controlling interest	46.1¢	(2.3)¢	43.8¢	45.2¢	(3)	44.1¢	(1)	89.0¢
Based on profit for the period, net of non-controlling interest	7.3¢	(2.9)¢	4.4¢	34.5¢	(87)	33.9¢	(87)	62.1¢

Adjusted operating profit reflects that the assets and liabilities of our insurance businesses are held for the longer term and the Group believes that the trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

Group adjusted operating profit was $1,544 million, up by 9 per cent, reflecting a 6 per cent increase in profits from our long-term insurance business, reflecting an improved net investment (on a longer-term basis) and insurance services result, and an 8 per cent increase in profit generated by Eastspring, our asset management business, and higher income from central investments.

Earnings per share, based on adjusted operating profit, net of tax and non-controlling interest were 43.8 cents (2023: 44.1 cents). For the first half of 2024, the adjusted operating profit figure used in the calculation of this measure reflects the adjustment made to non-controlling interests2 as a result of Federal Court ruling in July 2024 over the ownership of the Malaysia conventional life business as discussed at the start of the Financial Review. Before this adjustment the equivalent figure would have been 46.1 cents.

Detailed discussion of IFRS financial performance by segment, including detailed analysis of the asset management business, is presented in the 'Segment discussion' section.

Insurance business analysis of operating profit drivers

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	Half year			Half year		Full year
	2024 $m	2023 $m	Change %	2023 $m	Change %	2023 $m
Adjusted release of CSM5	1,091	1,178	(7)	1,147	(5)	2,205
Release of risk adjustment	128	107	20	104	23	218
Experience variances	(30)	(92)	67	(85)	65	(118)
Other insurance service result	(50)	(85)	41	(82)	39	(109)
Adjusted insurance service result	1,139	1,108	3	1,084	5	2,196
Net investment result on longer-term basis	641	612	5	590	8	1,241
Other insurance income and expenditure	(42)	(45)	7	(44)	5	(122)
Share of related tax charges from joint ventures and associates	(48)	(39)	(23)	(37)	(30)	(78)
Insurance business	1,690	1,636	3	1,593	6	3,237

The release of CSM is the principal source of our IFRS 17 insurance business adjusted operating profit. The CSM release in the first half of 2024 equates to an annualised release rate of 9.9 per cent (2023: 10.6 per cent).

The release of the risk adjustment of $128 million (2023: $104 million) represents the expiry of non-market risk in the period. As expected, this release remains a relatively stable proportion of the opening balance as compared with the corresponding rate in the prior period.

Experience variances of $(30) million (2023: $(85) million) comprise largely claims and expense variances (those impacting past or current service rather than future service which is reflected in CSM), which have improved relative to the prior period.

The other insurance service result of $(50) million (2023: $(82) million) largely reflects losses on contracts that are described under IFRS 17 as 'onerous', either at inception or because changes in the period result in the CSM being exhausted. It does not mean these contracts are not profitable overall as the CSM does not allow for real-world returns, which are earned over time. The improvement in the result in the current period reflects recent business experience and the benefit of management actions.

The net investment result of $641 million (2023: $590 million) largely reflects the long-term return on assets backing equity and capital and long-term spreads on business not accounted for under the variable fee approach. The long-term rates are applied to the opening value of assets, and therefore the increases in assets in 2023 have led to an increase in this income in the current period.

Other income and expenditure of $(42) million (2023: $(44) million) mainly relates to expenses that are not directly related to an insurance contract as defined under IFRS 17.

Movement in Contractual Service Margin

The CSM balance represents a discounted stock of unearned profit which will be released over time as services are provided. This balance increases due to additions from profitable new business contracts sold in the period and the unwind of the in-force book. It is also updated for any changes in expected future profitability, where applicable, including the effect of short-term market fluctuations for business measured using the variable fee approach. The release of the CSM, which is the main driver of adjusted operating profit, is then calculated after allowing for these movements.

In a normalised market environment, measured by reference to long-term rates, if the contribution from new business and the unwind of the CSM balance is greater than the rate at which services are provided, then the CSM balance will increase. The new business added to the CSM will therefore be an important factor in building the CSM and we expect the compounding effect from the new business added to the CSM over time to support growth in IFRS 17 adjusted operating profit in the future.

The table below sets out the movement of CSM over the period.

Contractual Service Margin net of reinsurance

	Actual exchange rate
	Half year		Full year
	2024 $m	2023 $m	2023 $m
Net opening balance at 1 Jan	21,012	19,989	19,989
New contracts in the year	1,213	1,196	2,348
Unwind*	818	760	1,563
Balance before variances, effect of foreign exchange and CSM release	23,043	21,945	23,900
Economic and other variances	(913)	289	(619)
CSM balance before release	22,130	22,234	23,281
Release of CSM to income statement	(1,097)	(1,177)	(2,208)
Effect of movements in exchange rates	(493)	(237)	(61)
Net balance at the end of the period	20,540	20,820	21,012

*      The unwind of CSM presented in this table reflects the accretion of interest on general measurement model contracts, as presented in note C3.2 to the IFRS financial results, together with the unwind of the CSM related to variable fee approach contracts on a long-term basis. This differs from the presentation in note C3.2 to the IFRS financial results by reallocating $684 million from economic and other variances to unwind.

Profitable new business in the first half of 2024 grew the CSM by $1,213 million which, combined with the unwind of the CSM balance shown in the table above of $818 million, increased the CSM by $2,031 million. This increase exceeded the release of the CSM to the income statement in the period of $(1,097) million, demonstrating the strength of our franchise and its ability to deliver future growth in CSM and ultimately adjusted operating profit.

Other movements in the CSM reflect economic and other variances to update the CSM for changes in expected future profitability, including the impact of short-term market effects of business accounted for under the variable fee approach. The remainder of the variance includes the effects of the operating variances and assumption changes on future profits. Movements in exchange rates had a negative impact of $(493) million on the closing CSM. Overall, the CSM declined by (2) per cent. Excluding the effect of economic and other variances and exchange rates CSM grew by 4 per cent.

Other income and expenditure

Central costs (before restructuring and IFRS 17 implementation costs) were 11 per cent lower in the first half of 2024 as compared with the prior period, reflecting the continued control of head office costs and finance costs, and increased investment income on Group treasury balances. Interest payable on core structural borrowings remained constant at $85 million (2023: $85 million). Total head office expenditure was $(119) million (2023: ($115) million). Net investment return and other items improved by $29 million from increased investment returns on Group treasury balances.

Restructuring costs of $(98) million (2023: $(91) million) reflect the costs incurred to enhance our back-office efficiency and enhance Eastspring's operating model, partially offset by declining costs to embed IFRS 17 across our business. From the end of 2024, restructuring costs are expected to revert over time to the lower levels typically incurred historically.

IFRS basis non-operating items

Non-operating items in the year consist of negative short-term fluctuations in investment returns of $(1,081) million (2023: $(272) million) and $(69) million of losses associated with corporate transactions (2023: nil), which reflect write-downs on businesses classified as held-for-sale as at 30 June.

The short-term fluctuations principally arise from our business in the Chinese Mainland mainly reflecting the impact from lower interest rates on the discount rate for general measurement model (GMM) best estimate insurance liabilities. In addition higher interest rates in Singapore and Hong Kong led to higher discount rates thereby reducing the value of the future expected premiums allowed for in the best estimate liabilities (BEL) for certain GMM medical and protection business. In these cases the BEL is an overall asset.

IFRS effective tax rates

In the first half of 2024, the effective tax rate on adjusted operating profit was 18 per cent (2023: 15 per cent). The increase from the 2023 effective tax rate primarily reflects the recognition in 2023 of a deferred tax asset in relation to historical UK tax losses, which reduced the 2023 effective tax rate by 3 per cent.

The effective tax rate on total IFRS profit in the first half of 2024 was 54 per cent (2023: 19 per cent), reflecting the adverse impact of investment losses on which no tax credit is recognised.

In the first half of 2024 the new OECD global minimum tax rules took effect in a small number of jurisdictions relevant to Prudential. No additional tax arose under the new tax rules for these jurisdictions in the first half of 2024. The global minimum tax rules will apply to the whole Prudential group once they are implemented in Hong Kong, where implementation is expected to take effect in 2025. Management continues to assess the likely impact on the 2025 and subsequent financial periods and guidance on the potential impact will be provided in due course.

Shareholders' equity

Group IFRS shareholders' equity

	2024 $m	2023 $m
	Half year	Half year	Full year
Profit (loss) for the period	182	947	1,712
Less non-controlling interest	(62)	(3)	(11)
Profit (loss) after tax for the year attributable to shareholders	120	944	1,701
Exchange movements, net of related tax	(374)	(185)	(124)
External dividends	(390)	(361)	(533)
Share repurchases/buybacks	(123)	-	-
Adjustment to non-controlling interest2	(857)
Other movements	(28)	30	48
Net increase/(decrease) in shareholders' equity	(1,652)	428	1,092
Shareholders' equity at beginning of the period	17,823	16,731	16,731
Shareholders' equity at end of the period	16,171	17,159	17,823
Shareholders' value per share6	588¢	623¢	647¢

Adjusted shareholders' equity6	34,682	36,445	37,346

Group IFRS shareholders' equity was $16.2 billion at 30 June 2024 (31 December 2023: $17.8 billion). This decline largely reflects dividend payments and share buybacks of $(0.5) billion, adjustments to non-controlling interest2 of $(0.9) billion and exchange movements of $(0.4) billion offset by $0.2 billion of profit earned in the period.

The IFRS adjusted shareholders' equity represents the sum of Group IFRS shareholders' equity and shareholders' CSM, net of tax and reinsurance. Group's IFRS adjusted equity was $34.7 billion at 30 June 2024 (31 December 2023: $37.3 billion) reflecting the fall in IFRS shareholders' equity and the CSM. A full reconciliation to shareholders' equity is included in note C3.1 of the IFRS financial results.

EEV basis results

EEV financial results

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2024 $m	2023 $m	Change %	2023 $m	Change %
New business profit	1,468	1,489	(1)	1,457	1
Profit from in-force business	1,018	844	21	835	22
Operating profit from insurance business	2,486	2,333	7	2,292	8
Asset management	142	132	8	130	9
Other income and expenditure	(332)	(310)	(7)	(307)	(8)
Operating profit for the period	2,296	2,155	7	2,115	9
Non-operating results	(1,196)	182	(757)	198	(704)
Profit for the period	1,100	2,337	(53)	2,313	(52)
External dividends	(390)	(361)
Share repurchases/buybacks	(123)
Adjustment to non-controlling interests2	(1,703)
Foreign exchange movements	(791)	(475)
Other movements	(57)	19
Net (decrease) increase in EEV shareholders' equity	(1,964)	1,520
EEV shareholders' equity at beginning of period	45,250	42,184
EEV shareholders' equity at end of period	43,286	43,704
% Operating profit/opening EEV shareholders' equity excluding goodwill and intangibles*	11%	11%

*      This new definition replaces the approach based on average EEV used in prior periods to improve comparability with peers. For further details on the Return on EEV calculation see section II(ix) Calculation of alternative performance measures: Calculation of return on embedded value within the Additional Information section of this Report.

	Actual exchange rate
EEV shareholders' equity	30 Jun 2024 $m	31 Dec 2023 $m
Represented by:
CPL	3,090	3,038
Hong Kong	17,037	17,702
Indonesia	1,408	1,509
Malaysia	3,725	3,709
Singapore	8,087	7,896
Growth markets and other	7,811	7,734
Non-controlling interests' share of embedded value	(1,777)	(60)
Embedded value from insurance business excluding goodwill	39,381	41,528
Asset management and other excluding goodwill	3,191	2,955
Goodwill attributable to equity holders	714	767
Group EEV shareholders' equity	43,286	45,250
EEV shareholders' equity per share	1,575¢	1,643¢

APE new business sales (APE sales) and EEV new business profit

	Actual exchange rate						Constant exchange rate
	Half year 2024 $m		Half year 2023 $m		Change %		Half year 2023 $m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit (including economics)	New business profit (excluding economics)
CPL	324	115	394	171	(18)	(33)	379	164	(15)	(30)	(2)
Hong Kong	955	651	1,027	670	(7)	(3)	1,029	672	(7)	(3)	9
Indonesia	107	47	150	61	(29)	(23)	142	58	(25)	(19)	(18)
Malaysia	191	69	185	73	3	(5)	174	69	10	-	-
Singapore	450	226	386	198	17	14	383	197	17	15	12
Growth markets and other	1,084	360	885	316	22	14	833	297	30	21	17
Total	3,111	1,468	3,027	1,489	3	(1)	2,940	1,457	6	1	8
Total new business margin		47%		49%				50%

Group EEV operating profit increased by 9 per cent to $2,296 million, reflecting an 8 per cent increase in the operating profit for the insurance business, resulting from higher in-force business profit and a 9 per cent increase in the operating profit for the asset management business, offset by an 8 per cent increase in net other expenditure. The increase in net other expenditure was driven by an increase in tax as the prior period included the recognition of a deferred tax asset in relation to historical UK tax losses. The operating return on opening embedded value (excluding goodwill and intangibles)1 was 11 per cent (2023: 11 per cent).

The operating profit from the insurance business increased to $2,486 million, largely reflecting a 22 per cent increase in in-force business profit to $1,018 million. The profit from in-force business is driven by the expected return and the effects of operating assumption changes and experience variances. The expected return was higher at $1,207 million (2023: $1,091 million), reflecting in part a higher opening balance to which the expected return is applied, given the growth in the business in 2023. Operating assumption changes and experience variances were negative $(189) million on a net basis compared with $(256) million in 2023.

The non-operating loss of $(1,196) million (2023: profit of $198 million) is largely driven by higher interest rates in most markets during the year together with the impact on falling interest rates in China reducing the level of future investment returns which has a bigger effect than the benefit from lower discount rates.

Overall, after reflecting adjustments to non-controlling interests2 EEV shareholders' equity declined to $43.3 billion at 30 June (31 December 2023: $45.3 billion). Of this, $39.4 billion (31 December 2023: $41.5 billion) relates to the insurance business operations, excluding goodwill attributable to equity shareholders. EEV shareholders' equity includes our share of our India associate valued using embedded value principles. The market capitalisation of this associate at 30 June 2024 was circa $10.5 billion, which compares with a publicly reported embedded value of circa $5.1 billion at 31 March 2024.

Greater China presence

Prudential has a significant footprint in the Greater China region, with businesses in the Chinese Mainland (through its holding in CPL), Hong Kong (together with its branch in Macau) and Taiwan.

The table below demonstrates the proportion of the Group's financial measures that were contributed by the Greater China region:

	Gross premiums earned*			New business profit
	Half year		Full year	Half year		Full year
	2024 $m	2023 $m	2023 $m	2024 $m	2023 $m	2023 $m
Total Greater China†	6,909	6,478	12,859	926	922	1,870
Total Group†	13,613	13,051	26,221	1,468	1,489	3,125

Percentage of total	51%	50%	49%	63%	62%	60%

Comparatives stated on a AER basis

*      The gross earned premium includes the Group's share of amounts earned from joint ventures and associates as disclosed in note II (vi) of the Additional financial information.
†     Total Greater China represents the amount contributed by the insurance businesses in Hong Kong, Taiwan and the Group's share of the amounts earned by CPL. The Group total includes the Group's share of the amounts earned by all insurance business joint ventures and associate.

Capital management

We aim to invest capital to write new business that generates attractive economic returns. In the first half of 2024, every dollar invested in writing new business policies generated over three times the amount invested, at internal rates of return above 25 per cent with less than four-year payback periods. Our ability to invest at attractive returns will drive our capital allocation priorities which are as follows:

-   We will continue to target resilient capital buffers such that the Group shareholder coverage ratio is above 150 per cent of the shareholder Group Prescribed Capital Requirement to ensure the Group can withstand volatility in markets and operational experience;
-   Otherwise, our priority for allocating capital will be re-investing in new business. Our resilient capital position allows us to prioritise investment in new business with an aim to write quality new business while managing the initial capital strain and capturing the economic value at attractive returns;
-   Our next priority is investing around $1 billion in core capabilities, primarily in the areas of Customer, Distribution, Health and Technology;
-   Our dividend policy remains linked to net operating free surplus generation which is calculated after investment in new business and capability investment;
-   We will invest in inorganic opportunities where there is good strategic fit; and
-   We assess the deployment of free surplus, in the context of the Group's growth aspirations, leverage capacity and our liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. If the free surplus ratio is above the operating range over the medium term, and taking into account opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders.

To generate capital to allocate to these priorities we will also prioritise managing our in-force embedded value to ensure maximum conversion into free surplus over time. We will drive improved emergence of free surplus by managing claims, expense and persistency in each market. This additional free surplus will enable our continued investment in profitable new business at attractive returns, as well as in our strategic capabilities, and support payments of returns to shareholders including dividends.

Group free surplus generation

Free surplus is the metric we use to measure the internal cash generation of our business operations and broadly reflects the amount of money available to our operational businesses for investing in new business, strengthening our capacity and capabilities to grow the business, and potentially paying returns to the Group. For our insurance businesses it largely represents the Group's available regulatory capital resources after allowing for the prescribed required regulatory capital held to support the policies in issue, with a number of adjustments so that the free surplus better reflects resources potentially available for distribution to the Group.

For our asset management businesses, Group holding companies and other non-insurance companies, the measure is based on IFRS net assets with certain adjustments, including to exclude accounting goodwill and to align the treatment of capital with our regulatory basis.

Operating free surplus generation represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For our asset management businesses, it equates to post-tax adjusted operating profit for the year. Further information is contained in the EEV financial results.

Analysis of movement in Group free surplus

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2024 $m	2023 $m	Change %	2023 $m	Change %
Expected transfer from in-force business and return on existing free surplus	1,371	1,529	(10)	1,486	(8)
Changes in operating assumptions and experience variances	(162)	(223)	27	(211)	23
Operating free surplus generated from in-force insurance business	1,209	1,306	(7)	1,275	(5)
Asset management	142	132	8	130	9
Operating free surplus generated from in-force insurance and asset management business	1,351	1,438	(6)	1,405	(4)
Investment in new business	(368)	(414)	11	(404)	9
Operating free surplus generated from insurance and asset management business	983	1,024	(4)	1,001	(2)
Central costs and eliminations (net of tax):
Net interest paid on core structural borrowings	(85)	(85)	-	(85)	-
Corporate expenditure	(119)	(115)	(3)	(116)	(3)
Other items and eliminations	(32)	(21)	(52)	(20)	(60)
Restructuring and IFRS 17 implementation costs (net of tax)	(96)	(88)	(9)	(86)	(12)
Net Group operating free surplus generated	651	715	(9)	694	(6)
Non-operating and other movements, including foreign exchange	(819)	(125)
Share repurchases/buybacks	(123)	-
External cash dividends	(390)	(361)
(Decrease) increase in Group free surplus before net subordinated debt redemption	(681)	229
Net subordinated debt redemption	-	(397)
Decrease in Group free surplus before amounts attributable to non-controlling interests	(681)	(168)
Adjustment to non-controlling interest2	(161)	-
Non-controlling interests' share of free surplus generated	(24)	(5)
Free surplus at beginning of year	12,455	12,229
Free surplus at end of period	11,589	12,056
Free surplus at end of period excluding distribution rights and other intangibles	7,908	8,409
Free surplus ratio %	232%	251%	(19) ppts	-	-

Operating free surplus generated from in-force insurance and asset management business was (4) per cent lower than the prior period at $1,351 million in line with the shape of the cash flows we expect to generate in advance of 2027, with early years reflecting our investment in capabilities and the early stage of our transformation. Looking ahead, we see that the gradual compounding of the new business contribution and improving operating variances will support progress towards our 2027 financial objective. The cost of investment in new business fell by 9 per cent to $(368) million with the effect of higher APE sales offset by positive country mix and actions to improve capital efficiency. As a consequence, the Group generated an operating free surplus from insurance and asset management operations before restructuring costs of $983 million, down (2) per cent compared to 2023.

After allowing for central costs and restructuring and IFRS 17 costs, total Group free surplus generation was down (6) per cent to $651 million.

After allowing for short-term market and currency losses, the external dividend payment and adjustments for non-controlling interests2, free surplus at 30 June 2024 was $11.6 billion as compared with $12.5 billion at the start of the year. Excluding distribution rights and other intangibles, free surplus was $7.9 billion (30 June 2023: $8.4 billion), with a free surplus ratio, defined as Group free surplus (excluding intangibles) plus EEV required capital, divided by the EEV required capital, of 232 per cent (30 June 2023: 251 per cent on an actual exchange rate basis).

Dividend

Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group's operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group's operating free surplus generation, and will be set taking into account financial prospects, investment opportunities and market conditions.

The Board applies a formulaic approach to first interim dividends, calculated as one-third of the previous year's full-year ordinary dividend. Accordingly, the Board has approved a 2024 first interim dividend of 6.84 cents per share (2023: 6.26 cents per share).

A dividend re-investment plan (DRIP) will continue to be offered to shareholders on the UK register. The Group continues to explore the use of scrip dividends, including issuance only on the Hong Kong line and the dilutive effect being neutralised by a share buy back on the London line. If a scrip dividend alternative is to be offered in respect of the 2024 first interim dividend, the Group will make an announcement to that effect on or before 4 September 2024 (in the absence of such announcement, no scrip dividend alternative is to be offered in respect of the 2024 first interim dividend).

Recognising the strong conviction we have in the Group's new strategy, the Board indicated alongside the strategy update in August 2023 that, when determining the annual dividend, it intended to look through the investments in new business and investments in capabilities and expected the annual dividend to grow in the range 7 - 9 per cent in 2024.

Group capital position

The Prudential Group applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority ('HKIA') to determine Group regulatory capital requirements (both minimum and prescribed levels). The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. More information is set out in note I(i) of the Additional financial information.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible Group capital resources, the GMCR and the GPCR from these participating funds.

	30 Jun 2024			31 Dec 2023
	Shareholder	Policyholder*	Total†	Shareholder	Policyholder*	Total†
Group capital resources ($bn)	23.5	15.4	38.9	24.3	14.3	38.6
of which: Tier 1 capital resources ($bn)	16.4	1.0	17.4	17.1	1.2	18.3

Group Minimum Capital Requirement ($bn)	4.8	1.1	5.9	4.8	1.1	5.9
Group Prescribed Capital Requirement ($bn)	8.3	11.9	20.2	8.2	11.4	19.6

GWS capital surplus over GPCR ($bn)	15.2	3.5	18.7	16.1	2.9	19.0
GWS coverage ratio over GPCR (%)	282%		192%	295%		197%

GWS Tier 1 surplus over GMCR ($bn)			11.5			12.4
GWS Tier 1 coverage ratio over GMCR (%)			297%			313%
*      This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in total Company results where relevant.
†     The total Company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total Company GWS tier 1 coverage ratio over GMCR represents the tier 1 capital coverage ratio.

As at 30 June 2024, the estimated shareholder GWS capital surplus over the GPCR is $15.2 billion (31 December 2023: $16.1 billion), representing a coverage ratio of 282 per cent (31 December 2023: 295 per cent) and the estimated total GWS capital surplus over the GPCR is $18.7 billion (31 December 2023: $19.0 billion) representing a coverage ratio of 192 per cent (31 December 2023: 197 per cent).

Operating capital generation in the first half of 2024 was $0.7 billion after allowing for central costs and the investment in new business. This was offset by the payment of external dividends of $(0.4 billion), market and non-operating movements of $(0.7) billion and foreign exchange and other movements of $(0.3) billion. The shareholder capital surplus over GPCR at 30 June 2024 also reflects a $(0.2) billion adjustment to non-controlling interests2.

The Group's GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information about the GWS measure.

Financing and liquidity

The Group manages its leverage on a Moody's total leverage basis, which takes into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group's with-profits funds. In the first half of 2024, Moody's finalised how they calculate leverage under IFRS 17. The revised definition includes up to 50 per cent of any company's post tax CSM as equity. At 30 June 2024, we estimate that our Moody's total leverage under this revised definition was 14 per cent7 (31 December 2023: 14 per cent on the revised basis, 20 per cent on the previous basis). Moody's are in the process of reviewing the financial position of each company they rate in the light of their new criteria. They have indicated that a factor for an upgrade would be adjusted financial leverage consistently below 20 per cent and a factor for a downgrade would be adjusted financial leverage consistently above 30 per cent. Prudential has substantial headroom in this regard to maintain its current rating.

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future.

Net core structural borrowings of shareholder-financed businesses

	30 Jun 2024 $m			30 Jun 2023 $m			31 Dec 2023
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Borrowings of shareholder-financed businesses	3,930	(282)	3,648	3,949	(389)	3,560	3,933	(274)	3,659
Less: holding company cash and short-term investments	(3,971)	-	(3,971)	(3,314)	-	(3,314)	(3,516)	-	(3,516)
Net core structural borrowings of shareholder-financed businesses	(41)	(282)	(323)	635	(389)	246	417	(274)	143
Moody's total leverage (revised basis)7	14%			14%			14%

The total borrowings of the shareholder-financed businesses were $3.9 billion at 30 June 2024 (30 June 2023: $3.9 billion). The Group had central cash resources of $4 billion at 30 June 2024 (30 June 2023: $3.3 billion). Holding company cash resources will continue to be deployed in the second half of the year towards our announced $2 billion share buyback, to be completed by mid-2026. We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2024.

With the exception of a $750 million perpetual note which the Group retains the right to call at par on a quarterly basis, the Group's debt securities have contractual maturities that fall between 2029 and 2033. Further analysis of the maturity profile of the borrowings is presented in note C5.1 to the IFRS financial results.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has structures in place to enable access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $660 million in issue at 30 June 2024 (31 December 2023: $699 million).

As at 30 June 2024, the Group had a total of $1.6 billion of undrawn committed facilities, expiring in 2029. Apart from small drawdowns to test the process, such facilities have never been drawn, and there were no amounts outstanding at 30 June 2024.

Cash remittances

Holding company cash flow

	Actual exchange rate
	Half year
	2024 $m	2023 $m	Change %
Net cash remitted by business units	1,310	1,024	28
Net interest received (paid)	16	(40)	140
Corporate expenditure	(233)	(155)	(50)
Centrally funded recurring bancassurance fees	(198)	(160)	(24)
Total central outflows	(415)	(355)	(17)
Holding company cash flow before dividends and other movements	895	669	34
Dividends paid	(390)	(361)	(8)
Operating holding company cash flow after dividends but before other movements	505	308	64
Other movements
Issuance and redemption of debt	-	(371)	n/a
Share repurchase/buybacks	(60)	-	n/a
Other corporate activities	12	282	(96)
Total other movements	(48)	(89)	46
Net movement in holding company cash flow	457	219	109
Cash and short-term investments at the beginning of the year	3,516	3,057	15
Foreign exchange and other movements	(2)	38	(105)
Cash and short-term investments at the end of the period	3,971	3,314	20

Remittances from our businesses were $1,310 million (2023: $1,024 million). Remittances were used to meet central outflows of $(415) million (2023: $(355) million) and to pay dividends of $(390) million (2023: $(361) million).

Central outflows include net interest income of $16 million (2023: net interest paid of $(40) million), which reflects higher interest earned on central cash balances in the first half of the year, reflecting current interest rates, less the largely fixed interest payments made on core structural borrowings in the first half of 2024.

Cash outflows for corporate expenditure of $(233) million (2023: $(155) million) include cash outflows for restructuring costs. Net cash outflows for corporate expenditure have increased relative to the prior period, reflecting timing differences in the receipt of cash for the recharge of items to operating subsidiaries.

We have utilised $(60) million of cash in settled repurchases of shares in the first half of 2024, both to neutralise share scheme issuances and for our share buyback programme announced in June 2024. $700m will be utilised in total in 2024 for the share buyback programme as the first tranche of the total $2 billion buyback will be completed by 27 December 2024.

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Notes
(1)      Based the new RoEV definition using the opening EV balance excluding goodwill and other intangible assets. See section II(ix) Calculation of alternative performance measures: Calculation of return on embedded value within the Additional Information section of this Report for further discussion on changes to the EEV RoEV definition.
(2)      See note D2 to the IFRS financial statements for details of changes to non-controlling interests in HY 2024.
(3)      Shareholders' CSM represents the total CSM balance for subsidiaries, joint ventures and associates, net of reinsurance, non-controlling interests and related tax adjustments. See note C3.1 to the IFRS financial statements for more detail.
(4)      These objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and Free Surplus methodology will be applicable over the period and no material change to the economic assumptions.
(5)      Adjusted release of CSM reflects an adjustment to the release of CSM figure as shown in note C3.2 of the IFRS financial results of $(6) million (2023: $1 million) for the treatment adopted for adjusted operating purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort. See note B1.3 to the IFRS financial results for more information.
(6)      See note II of the Additional financial information for definition and reconciliation to IFRS balances.
(7)      Calculated with 50 per cent of the contractual service margin and with 50 per cent of the with-profits estate treated as equity.

Segment discussion

Delivering through our multi-market growth engines

The following commentary provides a discussion of the financial performance of each of the Group's segments for the first half of 2024.

As in previous years, we discuss our performance on a constant currency basis, unless stated otherwise. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.

Chinese Mainland - CITIC Prudential Life (CPL)

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2024	2023	Change	2023	Change
APE sales ($m)	324	394	(18)%	379	(15)%
New business profit ($m)	115	171	(33)%	164	(30)%
New business margin (%)	35	43	(8)ppts	43	(8)ppts
Adjusted operating profit ($m)	197	164	20%	157	25%
IFRS (loss) after tax ($m)	(573)	(356)	(61)%	(342)	(68)%

Amounts included in the table above represent the Group's 50 per cent share.

Financial performance

During the first half of 2024, CPL maintained its pivot towards higher margin annuity and longer-premium payment term products, while continuing to comply with the effects of regulatory guidance, issued in the second half of 2023, on expense control for the bancassurance channel. As a result, headline APE sales declined by 15 per cent during first half of 2024 albeit total health and protection APE sales grew 30 per cent year-on-year.

In the bancassurance channel, CPL continued to shift to higher value business, following the decision to proactively reprice key savings products in the second quarter last year ahead of the industry pricing regulation change, and also to increase the product mix of annuities and longer-premium payment term products. The sales were also affected by expense regulatory reforms, particularly in the second half of 2023. However, bancassurance momentum noticeably improved in the first half of 2024 with sales volumes doubling relative to the second half of 2023 driven by growth of 44 per cent in average case size and improved productivity. With the focus on value, CPL's bancassurance margin improved year-on-year driven by a shift in mix to higher margin products with heavier protection elements.

CPL's agency business saw a decline in APE sales and new business profit reflecting product regulatory changes that affected sales comparators relative to the first quarter of 2023. Agency momentum gradually returned in the second quarter of 2024 with agency new business profit exceeding that seen in the second quarter of the prior period. The momentum is underpinned by agency initiatives to drive sales of whole life protection, critical illness, and pension products together with improved agency activity, with the number of new cases growing 5 per cent year-on-year and productivity, measured by cases per active agent, which increased 15 per cent year-on-year. Agency new business margin grew compared to prior year, on an ex-economics basis, as we continue to drive value through better quality products and an upskilled distribution force. We believe these transformations, and other actions in 2023, leave CPL well positioned to grow in the future.

Overall new business profit in CPL decreased (2) per cent, excluding the effect of economics, reflecting lower volumes but partially offset by favourable product mix as CPL pivoted towards less capital-intensive and higher margin products. Including the effects of economics, new business profit declined by (30) per cent.

The adjusted operating profit for our business in the Chinese Mainland, CPL, increased by 25 per cent to $197 million, reflecting the continued growth in the asset base from increased sales of savings products in recent years and a reduction in the losses from contracts classified as onerous under IFRS 17. The IFRS loss after tax for the period was $(573) million compared to $(342) million in the prior year, reflecting the net impact of falling interest rates on insurance assets and liabilities.

Hong Kong

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2024	2023	Change	2023	Change
APE sales ($m)	955	1,027	(7)%	1,029	(7)%
New business profit ($m)	651	670	(3)%	672	(3)%
New business margin (%)	68	65	3ppts	65	3ppts
Adjusted operating profit ($m)	504	554	(9)%	555	(9)%
IFRS profit after tax ($m)	326	537	(39)%	537	(39)%

Financial performance

APE sales for our business in Hong Kong in the first half were $955 million, slightly lower than the prior year comparator ($1,029 million) where we outperformed the market. We have focused on quality and sustainable growth in both the domestic and Chinese Mainland visitor segments of our business. Over 80 per cent of our sales were generated through our agent and bancassurance distribution channels. We have seen momentum from the second half of the prior year with APE sales for the first half of 2024 increasing compared with the second half of 2023 while APE sales in the second quarter of 2024 exceeded the first quarter. In 2023 there was significant pent-up demand in the first and early in the second quarters following the border reopening. As these base effects dissipate, our strong underlying performance is becoming more evident with sales in May and June this year exceeding those in the equivalent months of 2023. As expected, average case sizes in the first half of 2024 were stable compared to the second half of 2023 and approximately 17 per cent lower than in the first half of 2023.

By customer segment, while APE sales in the Chinese Mainland visitor segment were lower as discussed above, this has been partially offset by growth in domestic business, which grew 13 per cent compared with the first half of 2023, reflecting the diversified nature of our business. Domestic growth was supported by our comprehensive product offering across protection and savings alongside a successful retirement campaign leveraging enhanced product proposition, partnership ecosystems and personalised retirement planning tools.

Agency sales were 20 per cent lower than the prior year, primarily due to the Chinese Mainland visitor segment given the strong outperformance in the comparative period after the border reopening in the first quarter of 2023. We continue to improve our high-quality agency force, with 19 per cent year-on-year growth in average monthly active agents. We led the market in recruitment of new agents in the first half of 2024, resulting in APE sales from new agents being more than double those in the prior period. As these agents become more experienced, with support from our agent productivity tools, we expect significant growth in sales capacity in the near term.

Our bancassurance channel grew APE sales by 34 per cent in the period. We have seen continued improvement in productivity, with cases per insurance specialist increasing 17 per cent year-on-year and APE case size being 15 per cent higher. Notably, health and protection sales have more than doubled compared to the prior year within bancassurance and the health and protection mix reached 17 per cent, 7 percentage points higher than the first half of 2023 and 4 percentage points higher than full year 2023.

New business profit for the first half of 2024 was $651 million, up 9 per cent excluding economics, driven by an 11 percentage points increase in margin to 76 per cent (before economic effects) reflecting actions to improve the capital efficiency of our multi-currency product and positive product mix. This more than offset the impact of lower volumes. Including the impact of adverse economic effects, new business profit fell by 3 per cent in the period. The double-digit year-on-year growth in the number of policies sold reflects the effectiveness of our product shift strategy.

In Hong Kong, adjusted operating profit was $504 million, down (9) per cent, driven by a reduction in the CSM release with the CSM for in-force business being dampened by economic movements and with new business having a longer duration and hence a longer amortisation period, and less favourable expense variances as a result of our continued investment in our strategic pillars.

The IFRS profit after tax for our Hong Kong business was $326 million (2023: $537 million), reflecting the impact of higher interest rates in the period on shareholder surplus assets and economic assumptions for general measurement model contracts.

Indonesia

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2024	2023	Change	2023	Change
APE sales ($m)	107	150	(29)%	142	(25)%
New business profit ($m)	47	61	(23)%	58	(19)%
New business margin (%)	44	41	3ppts	41	3ppts
Adjusted operating profit ($m)	132	109	21%	103	28%
IFRS profit after tax ($m)	71	102	(30)%	96	(26)%

Financial performance

Overall Indonesia APE sales declined 25 per cent to $107 million in the first half of 2024 reflecting an overall industry decline in sales as well as short-term challenges in our agency business, where APE sales fell by (43) per cent. This decline reflected the temporary impact of annual repricing as we focused on the steps needed to strengthen our health business, as well as unfavourable base effects of the new regulations for investment-linked products introduced in early 2023. Despite these challenges our agency force remains the largest in the country and we are focused on ensuring we are well positioned for the next wave of growth.

We are committed to building a sustainable health business that provides comprehensive coverage for our customers' health policies. In 2023, we became the first major insurer to commence the repricing of our health insurance products annually in order to tackle high medical inflation. We further supported this with other actions to manage claims inflation, such as applying advanced health data analytics to identify fraud, waste and abuse and negotiating with healthcare providers in the PRUPriority Partner hospital network to secure rate improvements.

We also launched PRUWell in the second quarter of 2024, a pioneering claims-based pricing scheme. Our agency force were key in supporting these initiatives by assisting customers through our communication of price increases and in acquainting themselves with the features of PRUWell.

In our bancassurance business, we've seen considerable growth, spurred by the expansion of our customer base through integration with UOB's and Citi's local units and the introduction of a novel traditional endowment product. Bancassurance APE sales grew by 33 percent, accompanied by a 10 percentage point increase in new business margin, which significantly bolstered new business profit compared to 2023. This channel's market share rose in the first half of 2024, placing it among the top ten market players1.

Since the spin-off, our Syariah entity has launched a dynamic strategy specifically designed to address the underserved Muslim population.

We continue to see significant growth opportunities in the Syariah market in Indonesia and are building an organisation capable of creating the market rather than merely competing for the existing customers. This strategy includes the establishment of a customised agency model to support Syariah-specific activities, such as organising Syariah-focused sales events, providing specialised training and offering differentiated incentive programmes. Additionally, Syariah-focused recruitment efforts are ongoing, including inorganic growth opportunities.

Prudential Indonesia's new business profit declined (19) per cent driven by lower APE sales. This was partially offset by a margin improvement of 3 percentage points to 44 per cent, supported by a higher proportion of sales being higher margin traditional products.

The adjusted operating profit for Indonesia increased by 28 per cent to $132 million in the first half of 2024, driven by lower adverse experience variances in the period. The IFRS profit after tax for our business in Indonesia was $71 million for the period (2023: $96 million), reflecting the adverse impact of increased interest rates in the period on bond values.

Malaysia

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2024	2023	Change	2023	Change
APE sales ($m)	191	185	3%	174	10%
New business profit ($m)	69	73	(5)%	69	-%
New business margin (%)	36	39	(3)ppts	40	(4)ppts
Adjusted operating profit ($m)	152	165	(8)%	155	(2)%
IFRS profit after tax ($m)	141	143	(1)%	135	4%

Financial performance

Malaysia's APE sales in the first half of 2024 increased 10 per cent, driven by growth from the bancassurance channel. We maintained our leading position in the market in the first half of 2024, for both our Takaful and combined business1, and our focus continues to be delivering quality growth and leveraging both our multi-distribution agency and bancassurance platform at scale.

Agency APE volumes declined by (2) per cent and new business profit declined by (4) per cent. However, we saw improved momentum in the second quarter of 2024, with APE sales 12 per cent higher than the first quarter.

The health market in Malaysia has continued to face significant challenges due to double-digit medical inflation. This trend, which mirrors that in several of our other markets, was primarily driven by escalating medical treatment costs and an increase in the number of claims. We are focused on taking actions to ensure we manage medical inflation while enhancing health outcomes for customers. While some of these actions have temporarily impeded our agency sales momentum in the first half of 2024, we view this as a side effect of our strategic actions as we prepare ourselves for the next wave of growth in Malaysia.

These actions include moving to more frequent repricing of our medical book, following the current repricing which began in the fourth quarter of 2023. In addition, we are developing innovative and differentiated health solutions for our customers, reflected in the recent launch of PRUMillion Med Active, a pioneering claims-based pricing medical solution. A Takaful version of a similar product will be introduced in the second half of 2024. We are establishing a tiered network of preferred providers and negotiating with these providers with the aim of achieving significant rate improvements, while enhancing case management through the use of Connected Care to improve customers' health outcomes and reduce medical costs. We are also providing top-tier continuous training, engagement and support to our distribution force and investing in advanced data and analytical capabilities to increase our vigilance against fraud, waste and abuse.

Our bancassurance channel delivered 14 per cent APE and 23 per cent new business profit growth in the first half of the year. This momentum was driven by the launch of our new investment-linked product, an increase in health and protection sales, higher productivity in the banks' affluent segments and the launch of customer activation activities.

New business profit was broadly stable compared with the prior period, with the increase in volume offset by changes in channel and product mix.

Excluding exchange rate effects adjusted operating profit for our business in Malaysia was largely unchanged (down 2 per cent) at $152 million (2023:$155 million).

The IFRS profit after tax for our business in Malaysia was $141 million in the first half of 2024, marginally higher than the $135 million achieved in 2023 following positive short-term market effects in the period.

Singapore

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2024	2023	Change	2023	Change
APE sales ($m)	450	386	17%	383	17%
New business profit ($m)	226	198	14%	197	15%
New business margin (%)	50	51	(1)ppts	51	(1)ppts
Adjusted operating profit ($m)	343	270	27%	268	28%
IFRS profit after tax ($m)	76	306	(75)%	304	(75)%

Financial performance

Our Singapore business returned to double-digit year-on-year growth in both APE and new business profit in the first half of 2024. This was driven by growth in all distribution channels and our focus product segments. Growth momentum has further accelerated in the second quarter of 2024 as compared to the first quarter.

APE sales through our agency channel grew strongly at 18 per cent in the first half of 2024, reflecting the increased focus on investment into agency recruitment alongside increases in both agent productivity (new business profit per active agent) and the number of active agents. Within agency, health and protection sales increased by 5 per cent compared to the same period last year.

At the end of June 2024, our total financial consultant force of agents and financial advisors stood at over 5,250, an increase of 6 per cent when compared with 2023.

Our bancassurance business delivered APE sales growth of 15 per cent, with regular-premium investment-linked products driving growth coupled with efforts to improve margins by shifting towards longer payment term plans. The launch of a key indexed universal life plan in the second quarter, addressing a growing demand in the high net worth (HNW) market, has shown encouraging traction to date. APE sales growth in the current period also reflects that the first half of 2023 featured significantly lower levels of single-premium, bank-financed business.

In executing our health strategy, we are upgrading our health insurance propositions by extending our health offerings to new customer segments, including non-permanent residents such as work permit holders, and exploring opportunities to include lives with known health risks. With these initiatives we are seeking to be more inclusive and able to serve the different health and wellness needs of our customers. Furthermore, we are seeking to build on our role as a trusted partner in our customers' healthcare journeys, with our Connected Care initiative. This will offer a differentiated proposition that better understands the health and wellness needs of our customers, delivers a strongly coordinated healthcare experience and at the same time seeks to maintain both affordable and sustainable premiums for our customers.

Overall new business profit for Singapore grew 15 per cent, aided by higher sales volumes, while margin was largely consistent with the same period in the prior year.

Our adjusted operating profit for our business in Singapore increased by 28 per cent to $343 million, with a higher release of CSM, a reduction in losses from contracts classified as onerous under IFRS 17 and improved experience variances.

The IFRS profit after tax for our Singapore business was $76 million (2023: $304 million). This reflects the impact of higher interest rates in the first half of 2024 on general measurement model contracts and bond assets.

Growth markets and other

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2024	2023	Change	2023	Change
APE sales ($m)	1,084	885	22%	833	30%
New business profit ($m)	360	316	14%	297	21%
New business margin (%)	33	36	(3)ppts	36	(3)ppts
Adjusted operating profit ($m)	362	374	(3)%	355	2%
IFRS profit after tax ($m)	334	406	(18)%	385	(13)%

Our Growth markets and other segment incorporates our life businesses of Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar in the ASEAN region, as well as those in India, Taiwan and Africa.

Life new business profits grew by 21 per cent to $360 million in the first half of 2024, driven by growth in APE sales of 30 per cent to $1,084 million. There was a three percentage points fall in overall new business margin due to country mix effects.

The adjusted operating profit for the period was $362 million (2023: $355 million), reflecting increased CSM and risk adjustment release in Taiwan following strong new business growth in recent periods, partly offset by a fall in CSM release in Vietnam with market movements dampening the CSM balance for VFA business.

The IFRS profit after tax and adjusted operating profit for Growth market and other also includes the tax charge on the profits for the joint venture life business in Chinese Mainland and Malaysia. The IFRS profit after tax in the Growth market and other segment was $334 million in the first half of 2024 (2023: $385 million) largely reflecting higher shorter term fluctuations in 2024 from higher interest rates in our larger markets in particular.

A detailed overview of new business performance by key businesses is presented below.

Thailand

APE sales grew by 23 per cent, driven by the introduction of a number of important new products. Sales of a newly launched version of our Global Index Linked product, which offers customers capital guarantees at maturity as well as equity exposure, were significant. We also generated strong growth across existing participating and non-participating investment and health and protection products. The increase in APE sales in Thailand improved new business profit in the period.

Our bancassurance channel continues to perform strongly. At the start of the year, we commenced selling under our CIMB partnership agreement. This has already contributed 6 per cent of bancassurance sales in Thailand in its first six months. We retained our top 3 position in bancassurance sales in the market1.

Vietnam
APE sales declined 33 per cent, with the market continuing to face disruption including recent and ongoing regulatory change. While disruption is expected over the immediate future, we believe the market will regain growth momentum as customer confidence is restored. Economic conditions improved during the first half of 2024 and we continue to believe that there is significant opportunity to meet the structural demand for savings and protection solutions due to the low market penetration rate and a significant protection gap. New business profit in Vietnam fell in the period reflecting the decrease in APE sales.

APE sales through the agency channel declined (22) percent, reflecting sales headwinds from weak consumer sentiment. We continue investing in our agency force to support our long-term quality growth ambitions. We recruited over 9,000 agents in the first half and in a challenging market we continued to support increased professionalisation.

APE sales in the bancassurance market remain challenging, declining (59) per cent in the first half. We see the opportunity to increase penetration rates in our strategic bank partners in Vietnam and we are working closely with our Vietnam bank partners to drive quality sales that address customer needs through training and better processes. We continue to focus on quality customer outcomes rather than market share, with industry-leading quality standards, compliant with, or more stringent than, the new Insurance Law, in our exclusive partnership with Vietnam International Bank. We also continue to work proactively with other distribution partners. We revamped our credit life solutions to support customer-needs-based selling into the lending customer segment, and saw year-on-year growth in credit life sales. Sales momentum also improved in the second quarter relative to the first, assisted by our support to bank partners as they sought to increase the penetration of target quality segments.

The Philippines

Based on the latest available market data, we are the market leader in the Philippines with 14 per cent market share by the local measure of weighted new business premium1. This reflects the core strength of our leading agency force, which is the largest in the market, and our wide range of products to meet our customers' savings and protection needs.

We are addressing strong competition for agents which reduced headcount in the first half of 2024 and headline APE sales were 21 per cent lower. However, our efforts have been focused on improving new business quality, demonstrated by an 8-percentage points improvement in margin. This was supported by a focused effort to increase our rider attachment ratio on linked business, increase case sizes and the launch of new products. Notably, sales quality has remained high, with a stable individual health and protection mix at 28 per cent, and regular premiums accounting for over 95 per cent of business written.

India

APE sales in India grew 17 per cent in the first half of the year, despite a strong base effect, with 2023 benefiting from strong non-participating sales prior to the removal of a tax exemption in the first quarter of 2023. The growth in the first half of 2024 was well diversified across channels and product lines.

India experienced some contraction in new business profit margin over the period, with volumes shifting away from non-participating products in 2023 and towards unit-linked products. We believe this shift in market dynamics is likely to persist in the near term.

Our market share enables us to capitalise on emerging opportunities. With a vast population, burgeoning middle-class and a large protection and retirement funding gap, the needs of our customer base in India are diverse and extensive. We reclaimed the third place among private insurers in the period1. Given our strong position, we remain well positioned to build on our recent successes.

Taiwan

In Taiwan we saw 75 per cent APE sales growth in the first half of 2024, supported by strong demand for participating products, and an expansion in our bancassurance partner network. This increase in sales volumes, together with the positive product mix effects from an increase in sales of participating products, drove a significant increase in new business profit in the period.

Africa

In the first half of the year, our Africa business continued to deliver promising performance, achieving a notable 16 per cent year-on-year growth in APE sales. This growth is broad-based across our markets, with both the agency and bancassurance channels recording double-digit increases in APE sales, contributing to a significant increase in new business profit.

We aim to upscale our distribution channels and focus on the high-value markets where we hold a competitive advantage. In line with the Group's strategic pillars, we will also prioritise opportunities to drive sustainable value creation and enhance our competitive positioning.

Eastspring

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2024	2023	Change	2023	Change
Total funds under management ($bn)	247.4	227.7	9%	224.7	10%
Adjusted operating profit ($m)	155	146	6%	143	8%
Fee margin based on operating income (bps)	30	31	(1)bps	31	(1)bps
Cost/income ratio (%)	50	53	3ppts	53	3ppts
IFRS profit after tax ($m)	130	132	(2%)	130	-%

Eastspring is the asset management arm of the Group. Its funds under management or advice (referred to collectively as funds under management or FUM) of $247.4 billion includes $47.6 billion that represents our 49 per cent share in funds managed by ICICI Prudential Asset Management Company (IPAMC) in India and $10.8 billion that represents our 49 per cent share in funds managed by CITIC-Prudential Fund Management Company Limited (CPFMC) in China. Eastspring has $142.0 billion of funds under management on behalf of the Prudential Group.

Investment performance

Eastspring's strategy is anchored on listening to its clients and developing strong capabilities and solutions for their bespoke needs. It also aims to deliver investment outperformance for its clients. As such, it continues to focus on optimising research, portfolio construction and risk analytics platforms to exploit market opportunities and drive performance.

At the mid-year point, Eastspring's investment performance saw 42 per cent of FUM outperforming their benchmarks over one year (June 2023: 35 per cent) and 45 per cent of FUM outperforming their benchmarks over three years (June 2023: 59 per cent). Eastspring's Singapore-managed Fixed Income strategies continued to deliver strong long-term performance with 74 per cent of its portfolios on average outperforming their benchmarks across 1 and 3 years. Equities strategies have also recorded excellent performance with 69 per cent of Singapore-managed portfolios on average outperforming their benchmarks across 1 and 3 years. On Multi-Asset, while comparative performance against the 1- and 3-year periods has marginally declined due to idiosyncratic risk factors, we are seeing a positive turn in performance in 2024 following the implementation of platform improvement and process enhancements earlier this year.

Recognised for its investment expertise and performance, Eastspring won 41 industry accolades in the first half, including 19 Lipper Fund awards and 8 Asia Asset Management Best of the Best awards.

Serving our clients exceptionally
Through its global distribution capabilities, Eastspring continued to widen and deepen relationships with third-party and Prudential Life clients, providing them with advice through the most dynamic of environments. For example, in Japan where the team has built a trusted reputation as experts on India Equity funds, Eastspring proactively advised clients on the impact of the India general election through webinars, videos, reports and more, effectively enhancing client confidence. Eastspring's joint venture in India, IPAMC, saw record flows during the first half of the year.

Eastspring's focus on clients has led to consistent positive retail net flows, particularly driven by its Japan and India businesses. In the second half of the year, Eastspring will continue to focus on client engagement and channel strategy. By driving its client-first approach across the organisation and enhancing client experiences, we aim to reach our ambition of becoming a best-in-class service asset management organisation.

Investing in people, culture and transformation

Eastspring recognises that to continue to serve its clients and deliver for shareholders over the long term, it must invest in its people, culture and transformation to enhance its competitive edge and position.

In the first half of 2024, Eastspring solidified its leadership bench with the appointment of a new Chief Distribution Officer and Chief Investment Officer. These roles are critical to enhancing business performance - by optimising sales channels and strengthening investment performance and overall adding value for our clients.

Eastspring has also embarked on a multi-year journey to transform the business operating model. Through various projects and initiatives, Eastspring is optimising its business, enabling it to scale and grow, whilst enhancing its control environment.

Deepening our sustainability focus

Eastspring is committed to responsible investment, which is embedded across the business.

Eastspring's integration of responsible investment principles continues to mature across its Asian markets. The integration process was enhanced in the first half with new engagement themes of cybersecurity and Scope 3 emissions being added to the programme. In addition, robust analytics have been developed for clients to meet their own reporting requirements and to help them understand the drivers of sustainability factors in their portfolios.

Eastspring also published its 2023 Responsible Investment Report in the first half, demonstrating its activities with data, case studies and thought leadership. As a result, Eastspring's PRI assessment results have improved, with the firm now at or above global peers in all aspects of the independent assessment.

Joint venture growth initiatives

In India, IPAMC continues to see strong business performance, as its direct client base grew by 0.5 million to 3.6 million in the first half of 2024, driving the total client base to 10.7 million. In the first half of 2024, we launched four new alternative investment funds, raising total commitments of $303 million (100 per cent shareholding basis).

In China, CPFMC is focused on diversifying its product mix via the development of new fixed income, quantitative and index products. In terms of new fund launches, the CITIC Prudential China Bond 0-3 Year Policy Financial Bond Index Securities Investment Fund was incepted ahead of schedule, with funds raised exceeding $1 billion (100 per cent shareholding basis) during its IPO, making it the largest policy financial bond theme product in the industry this year.

CPFMC continues to allocate its resources on products and clients where it has critical size in terms of operational performance.

	Actual exchange rate			Constant exchange rate
	Half year			Half year
	2024	2023	Change	2023	Change
	$m*	$m*	%	$m*	%
External funds under management ($bn)	103.6	88.7	17	86.8	19
Funds managed on behalf of M&G plc ($bn)	1.8	2.4	(25)	2.4	(25)
External funds under management ($bn)	105.4	91.1	16	89.2	18

Internal funds under management ($bn)	109.8	107.8	2	106.8	3
Internal funds under advice ($bn)	32.2	28.8	12	28.7	12
Total internal funds under management or advice ($bn)	142.0	136.6	4	135.5	5

Total funds under management or advice ($bn)	247.4	227.7	9	224.7	10

Total external net flows†	2,887	1,857	55	1,812	59

Analysis of adjusted operating profit
Retail operating income‡	194	174	11	170	14
Institutional operating income‡	169	177	(5)	173	(2)
Operating income before performance-related fees	363	351	3	343	6
Performance-related fees	1	2	(50)	2	(50)
Operating income (net of commission)	364	353	3	345	6
Operating expense	(183)	(185)	1	(181)	(1)
Group's share of tax on joint ventures' adjusted operating profit	(26)	(22)	(18)	(22)	(18)
Adjusted operating profit	155	146	6	143	8
Adjusted operating profit after tax	142	132	8	130	9

Average funds managed by Eastspring ($bn)	238.2	228.8	4	224.2	6
Fee margin based on operating income	30bps	31bps	(1)bps	31bps	(1)bps
Cost/income ratio	50%	53%	3ppts	53%	3ppts

*      Unless otherwise stated.
†     Excluding funds managed on behalf of M&G plc and money market funds.
‡     During the second half of 2023 Eastspring reclassified its funds under management, and associated income, between retail and institutional categories. Amounts are now classified as retail or institutional based on whether the owner of the holding is a retail or institutional investor. Under the previous basis amounts were classified based on the nature of the investment vehicle in which the amounts were invested. The revised classification presents the funds held by each client type on a more consistent basis, which aligns with typical differences in fee rate basis for each client type. Prior period figures are restated accordingly.

Eastspring's total funds under management and advice (FUM) grew to $247.4 billion at 30 June 2024 (30 June 2023: $227.7 billion, 31 December 2023: $237.1 billion both on an actual exchange rate basis), attributed to net inflows from external retail customers and the Group's Life business, and positive market movements. In 2024, there was a shift in overall asset mix from bonds and multi-assets to equity funds, while the overall assets remain well diversified across both clients and asset classes.

Third-party net inflows (excluding money market funds and funds managed on behalf of M&G plc) in the first half of 2024 were $2.9 billion mostly made up of inflows into higher margin retail funds. This exceeds net outflows of $(0.1) billion from the redemption of funds managed on behalf of M&G plc, with further net outflows of about $(0.6) billion expected in the second half of 2024. Net inflows from Prudential's Life business were $1.7 billion (HY 2023: $1.4 billion). As a result of these movements, average FUM and closing FUM increased by 6 per cent and 10 per cent respectively.

Eastspring's adjusted operating profit increased by 9 per cent to $155 million, and included a c. $17 million net investment gain (including Eastspring's share of gains in joint ventures), reported within operating income before performance-related fees, on shareholders' investments including seed capital. Excluding the gains and losses on shareholders' investments from both periods, operating profit was 6 per cent higher, consistent with the growth in average FUM. Fee margin remained largely constant while cost-to-income ratio improved 3 percentage points, reflecting a proactive and disciplined approach to cost and operational efficiency.

Notes
(1)      As reported at June 2024 unless otherwise specified. Sources include formal (eg competitors' results release, local regulators and insurance associations) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, full year premium or weighted first year premium) or Gross Written Premium or Retail Weighted Received Premium or First Year Premium depending on availability of data. Rankings in the case of Taiwan and Myanmar are among foreign insurers, and for India is among private companies. Position is reported as at March 2024 for the Chinese Mainland, Hong Kong and Myanmar. Position is reported at December 2023 for Laos.

Risk review

Thoughtful risk management through advocating the interests of our people, customers, regulators and shareholders

1. Introduction

Prudential's Group Risk Framework, risk appetite and robust governance have enabled the business to manage and control its risk exposure throughout market volatility and uncertainty in the first half of 2024 to support the Group's strategy of delivering sustainable value for all our stakeholders. As Prudential focuses on executing its new strategy across Asia and Africa, the Group-wide Risk, Compliance and Security (RCS) function has continued to provide risk advice, recommendations and assurance, as well as engage with Prudential's Group-wide supervisor, the Hong Kong Insurance Authority (Hong Kong IA), on critical activities, while overseeing the risks and implications to the ongoing business with the goal of ensuring that the Group remains within its approved risk appetite. A new risk strategy has been developed to guide the Group-wide RCS function and wider stakeholders in support of the Group's overall strategy. It places strong emphasis on thoughtful risk management as a core mission statement, outlining essential strategic pillars covering stewardship, agile and robust risk management, effective systems of governance and compliance, and value-add mindset, supported by enablers including standardisation and simplifications of controls and processes, timely access to data and increased use of technology and analytics, and building capabilities at scale. The Group effectively leverages its risk management, compliance and security experience in more mature markets, applying it to its growth markets as appropriate to their respective risks and the extent of their challenges under complex operating environments, and reflective of opportunities, customer issues and needs, and local customs. Prudential will continue to take a holistic and coordinated approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses.

Below we explain how we manage risk, including through our risk governance framework and processes. We then describe the principal risks the Group faces, including how each principal risk is managed and mitigated, followed by a detailed description of the specific risk factors that may affect our business, the Group and our stakeholders.

2. Risk governance
a.    System of governance

Prudential has in place a system of governance that embeds clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, and monitored and reported. The Group Risk Framework, owned by the Board, details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the 'three lines' model. The 'first line' is responsible for taking and managing risk within the risk appetite, while the 'second line' provides additional independent challenge, expertise and oversight to support risk and compliance management. The role of the 'third line', assumed by the independent Group-wide Internal Audit function, is to provide objective assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide RCS function reviews, assesses, oversees and reports on the Group's aggregate risk exposure and solvency position from an economic, regulatory and credit ratings perspective.

The level of Group governance and its appropriateness are reviewed regularly to promote individual accountability in decision-making and support the overall corporate governance framework to provide sound and prudent management and oversight of the Group's business. The Group also regularly reviews the Group Risk Framework and supporting policies, including to ensure sustainability considerations, which form an integral part of the wider Group governance, are appropriately reflected in policies and processes and embedded within all business functions.

b.    Group Risk Framework
i.     Risk governance and culture

Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk and compliance policies that have been established to enable business decision-making with respect to control activities and risk-related matters. The Risk Committee leads the risk governance structure, supported by independent Non-executive Directors on the risk committees of the Group's material subsidiaries. The Risk Committee approves changes to the Group Risk Framework and the core risk and compliance policies that support it, and has direct lines of communication to, and reporting and oversight of the risk committees of, the Group's material subsidiaries. The chief risk and compliance officers of the Group's material subsidiaries and the managing directors of the Group's Strategic Business Groups are also invited to the Group Executive Risk Committee, the advisory committee to the Group Chief Risk and Compliance Officer. The chief risk and compliance officers of the Group's material subsidiaries also attend the Risk Committee meetings on a rotational basis.

Risk culture is a strategic priority of the Board, which recognises its importance in the way the Group conducts business. The Group has a set of fundamental values, referred to as 'The PruWay', that serve as the Group's guiding principles to ethical and authentic conduct. These values apply equally to all members of Prudential and its affiliates. The Responsibility & Sustainability Working Group (RSWG) supports its responsibilities in relation to implementation of sound culture considerations in the ways we operate, as well as embedding the Group's Sustainability Strategy and overseeing progress on customer, culture, people and community matters. In 2024, the Board plans to establish a Board-level Sustainability Committee to replace the RSWG to take over these responsibilities. The PruWay defines how Prudential expects business to be conducted to achieve its strategic objectives, to build a culture of trust and transparency that allows our people to thrive, and to deliver sustainable value for all our stakeholders: customers, employees, shareholders and the communities in which we operate.

The Group Risk Framework and underlying policies support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting acceptable and unacceptable behaviours. This is supported by: the inclusion of risk and sustainability considerations in performance management and remuneration for key executives; the building of appropriate skills and capabilities in risk management; and ensuring that employees understand and care about their role in managing risk through open discussions, collaboration and engagement. The Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential's Code of Conduct and Group Governance Manual, supported by the Group's risk-related policies, are reviewed regularly. The Code of Conduct lays down the principles and guidelines that outline the ethical standards and responsibilities of the organisation and our people. Supporting policies include those related to anti-money laundering, sanctions, anti-bribery and corruption, counter fraud, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group's Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations be taken into account for material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct violations are also in place.

Further details on the Group's sustainability governance arrangements and strategic framework are included in the Group's 2023 Sustainability Report.

ii.    The risk management cycle

The Group Own Risk and Solvency Assessment (ORSA) is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times, as well as stress and scenario testing that also includes climate scenarios.

Risk identification
The Group identifies principal risks in accordance with provision 28 of the UK Corporate Governance Code and the Group-wide Supervision (GWS) guidelines issued by the Hong Kong IA. The Group performs a robust assessment and analysis of principal and emerging risk themes through the risk identification process, the Group ORSA report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making. Top-down and bottom-up processes are in place to support Group-wide identification of principal risks. The Group's principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis.

An emerging risk identification framework also exists to support the Group's preparations in managing financial and non-financial risks expected to crystallise beyond the short-term horizon. The Group's emerging risk identification process recognises the dynamic materiality of emerging risk themes, whereby the topics and the associated risks that are important to the Group and its respective key stakeholders can change over time, often very quickly. This is often seen for sustainability-related (including environmental, social and governance (ESG) and climate-related) risks, which can potentially impact the Group both financially and reputationally given evolving stakeholder expectations.

The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits and assessment of management actions which could be taken to maintain a strong capital position and aid stakeholder value creation.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks which are material and mitigated by holding capital are modelled in the Group's internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) with robust processes and controls on model changes. The GIECA model and results are subject to independent validation.

Risk management and control
The Group's control procedures and systems focus on aligning the levels of risk taking with the Group's strategy and can only provide reasonable, not absolute, assurance against material misstatement or loss. The Group's risk policies define the Group's appetite for material risks and set out the risk management and control requirements to limit exposure. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. Stress and scenario testing is also in place to assess the robustness of capital adequacy and liquidity and the appropriateness of risk limits, as well as to support recovery planning. This includes reverse stress testing, which requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The methods and risk management tools employed to mitigate each of the Group's principal risks are detailed in section 3 below.

Risk monitoring and reporting
The Group's principal risks are highlighted in the management information received by the Risk Committee and the Board, which also includes key exposures against appetite and developments in the Group's principal and emerging risks.

iii.   Risk appetite, limits and triggers

The Group aims to balance the interests of the broad spectrum of its stakeholders (including customers, investors, employees, communities and key business partners) and understands that a well-managed acceptance of risk lies at the heart of its business. The Group generates stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost-effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group's systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group's ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group's aggregate risk appetite and the Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Risk Committee, supported by the RCS function, is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group's aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

1.       Capital requirements: Limits on capital requirements aim to ensure that, in both business-as-usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements and regulatory capital requirements, achieves its desired target credit rating to meet its business objectives, and the need for supervisory intervention is avoided. The two measures in use at the Group level are the GWS and GIECA capital requirements.

2.       Liquidity: The objective of the Group's liquidity risk appetite is to help ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

3.       Non-financial risks: The Non-Financial Risk Appetite Framework is in place to identify, measure and assess, manage and control, monitor and report effectively on material non-financial risks across the business. The non-financial risk appetite is framed around the perspectives of its varied stakeholders, accounts for current and expected changes in the external environment, and provides limit and trigger appetite thresholds for non-financial risk categories across the Group's locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy, and aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders, and avoid material adverse financial loss or impact to its reputation.

3. The Group's principal risks

The delivery of the Group's strategy in building long-term value for all our stakeholders inevitably requires the acceptance of certain risks. The materialisation of any of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, with an adverse impact on Prudential's brand and reputation.

This section provides a high-level overview of the principal risks faced by the Group including the key tools used to manage and mitigate each risk. A detailed description of these and other risks is presented under the heading 'Risk factors' below.

The Group's 2023 Sustainability Report includes further detail on the sustainability-related (including ESG and climate-related) risks which contribute to the materiality of the Group's principal risks detailed below.

Risk description	Risk management
Risks to the Group's financial position (including those from external macroeconomic and geopolitical environment)
The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.
Risks in this category include the market risks to our investments and the credit quality of our investment portfolio, as well as liquidity risk.

Global economic and geopolitical conditions
Prudential operates in a macroeconomic and global financial market environment that continues to present significant uncertainties and potential challenges. For example, some central banks may need to maintain tight monetary policies to rein in inflation, which could exert downward pressures on growth, while some others may start to loosen monetary policies as inflation eases gradually. In the major emerging markets, inflation has generally been less severe and monetary policies have been less restrictive. However, this environment of relatively high global interest rates presents recession risk and is putting pressure on banks' balance sheets and margins. This could result in a pullback in both credit supply and credit demand and lead to a sharper tightening in global credit conditions. The weak growth in the Chinese Mainland and concerns around its property sector continue to place downward pressure on China interest rates, which could also weigh on the broader Asian region and the global economy's vitality going forward. A number of issuers within the Chinese Mainland property sector and the US commercial real estate sector experienced a reduction in financial strength and flexibility of corporate entities, although the overall impact to the Group's invested credit portfolio was immaterial due to our diversified investment strategy. The serviceability of sovereign debt also posed some concerns in certain economies (particularly the high indebtedness across countries in Africa, such as the sovereign debt restructuring in Ghana). Continuing weak economic growth in the Chinese Mainland and concerns over slowing growth momentum in the US economy are likely to increase equity market volatility or lead to stock price corrections if recession risk materialises.
Conflicts, including Russia-Ukraine and Israel-Gaza, and geopolitical tensions, particularly resulting from US-China relations, continued to contribute to market uncertainty and impact on global and regional economic growth in 2024. Conflicts and escalating tensions may lead to further realignment and fragmentation within and between blocs, and contribute to global polarisation risks. Geopolitical events are also impacting on domestic political environments, with heightened uncertainty during 2024 due to elections across many geographies.
Macroeconomic and geopolitical developments are considered material to the Group and can potentially increase operational and business disruption (including sanctions) and regulatory and financial market risks, and have the potential to directly impact Prudential's sales and distribution networks, as well as its reputation. The potential impacts to the Group are included in sections 1.1 and 1.2 of the Risk factors.

Risk description	Risk management
Market risks to our investments
The value of Prudential's direct investments is impacted by fluctuations in equity prices, interest rates, credit spreads, foreign exchange rates and property prices. There is also potentially indirect impact through the value of the net equity of its joint ventures and associates. The Group's direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical prices as well as potential impact on customers from an affordability perspective. Medical inflation risk as well as challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance risks section below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that the risk remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group's market risks are managed and mitigated by the following:
-   The Group Market Risk Policy;
-   The Group Capital and Asset Liability Management (ALM) Committee and Group ALM Policy;
-   Changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
-   The Group Investment Committee and Group Investment Policy;
-   The Group Chief Investment Office, which is responsible for the formulation and execution of the company's investment strategies;
-   Hedging using derivatives, including currency forwards and swaps, bond forwards/futures, interest rate futures and swaps, and equity futures;
-   The monitoring and oversight of market risks through the regular reporting of management information;
-   Regular deep dive assessments; and
-   The Group Crisis Management Procedure (GCMP), which defines specific governance to be invoked in the event of a crisis such as a significant market, liquidity or credit-related event, cyber incident or staff safety issue. This includes, where necessary, the convening of the Executive Crisis Group and the Group Crisis Management Team to oversee, coordinate and, where appropriate, direct management of the event.

Interest rate risk, including ALM
Interest rate risk is driven by the impact of the valuation of Prudential's assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates.
High interest rates, driven by sustained inflationary pressures, may impact the valuation of fixed income investments and reduce fee income. The Group's risk exposure to rising interest rates also arises from the potential impact to the present value of future fees for unit-linked businesses, such as in Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets in the shareholder funds.
The Group's risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong, Singapore and CPL's participating and non-participating businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets.

The Group Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group's business objectives. The Group Capital and ALM Committee also oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life lines of business. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place. The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders' reasonable expectations, and economic and local regulatory requirements.  Factors such as the availability of matching assets, diversification, currency and duration are considered as appropriate. The assumptions and methodology used in the measurement of assets and liabilities for ALM purposes conform with local solvency regulations. Assessments are carried out on an economic basis which is consistent with the Group's internal economic capital methodology.
The Group's appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position. When asset and liability duration mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group's appetite for interest rate risk.

Risk description	Risk management
Market risks to our investments continued
Equity and property investment risk
The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from participating businesses through potential fluctuations in the value of future shareholders' profits and where bonuses declared are based broadly on historical and current rates of return from the businesses' investment portfolios, which include equities.
The material exposures to equity risk in the Group's businesses include CPL's exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and unit-linked products. The Hong Kong business and, to a lesser extent, the Singapore business contribute to the Group's equity risk exposure due to the equity assets backing participating products. The Indonesia and Malaysia businesses are exposed to equity risk through their unit-linked products and, in the case of Malaysia, exposure also arises from participating and unit-linked business.

The Group has limited acceptance for exposures to equity risk from non-participating products if it is not rewarded for taking the equity risk. The Group accepts equity exposure that arises from future fees (including shareholder transfers from the participating businesses) but limits its exposure to policyholder guarantees by hedging against equity movements and guarantees where it is considered economically optimal to do so.
Where equity risk is accepted, it is explicitly defined by the strategic asset allocation, as well as monitored and managed through local risk and ALM committees. Overall exposure to equity risk from the participating businesses is also managed through Group risk limits consistent with the Group's appetite for equity risk.

Foreign exchange risk
The geographical diversity of Prudential's businesses means that it is exposed to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the Group's reporting/functional currency, the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group's US-dollar-reported financial statements. This risk is further detailed in section 1.6 of the Risk factors.

The Group accepts the currency risk that emerges from profits retained locally to support the growth of the Group's business and the translation risks from capital being held in the local currency of the business to meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest (ie remittances), this exposure is hedged if it is economically optimal to do so. The Group does not accept significant shareholder exposures to foreign exchange risks in currencies outside the local territory.
Foreign exchange risk is managed by the Group Capital and ALM Committee through the implementation of asset allocation on funds which captures the exposure to non-locally-denominated assets.

Liquidity risk
Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact market conditions and valuation of assets in a more uncertain way than other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group.

The Group has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $1.6 billion of undrawn committed facilities that can be made use of, expiring in 2029. Access to further liquidity is available through the debt capital markets and the Group's extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade.
A number of risk management tools are used to manage and mitigate liquidity risk, including the following:
-   The Group's Liquidity Risk Policy;
-   Regular assessment and reporting by the Group and business units of liquidity coverage ratios, which are calculated under both base case and stressed scenarios;
-   The Group's Liquidity Risk Management Plan;
-   The Group's Collateral Management Framework;
-   The Group's contingency plans and identified sources of liquidity;
-   The Group's ability to access the money and debt capital markets; and
-   The Group's access to external committed credit facilities.

Risk description	Risk management
Credit risk
Credit risk is the potential for loss resulting from a borrower's failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group's investments in bonds, reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Credit spread risk, another type of credit risk, arises when the interest rate/return on a loan or bond is disproportionately low compared with another investment with a lower risk of default. Invested credit and counterparty risks are considered material risks for the Group's business units.
The total debt securities at 30 June 2024 held by the Group's operations were $74.5 billion (31 December 2023: $83.1 billion). The majority (83 per cent, 31 December 2023: 83 per cent) of the portfolio are investments either held in unit-linked funds or that support insurance products where policyholders participate in the returns of a specified pool of investments1. The gains or losses on these investments will largely be offset by movements in policyholder liabilities2. The remaining 17 per cent (31 December 2023: 17 per cent) of the debt portfolio (the 'shareholder debt portfolio') are investments where gains and losses broadly impact the income statement, albeit short-term market fluctuations are recorded outside of adjusted operating profit.
-   Group sovereign debt: Prudential invests in bonds issued by national governments. This sovereign debt holding within the shareholder debt portfolio represented 57 per cent or $7.3 billion3 of the total shareholder debt portfolio as at 30 June 2024 (31 December 2023: 55 per cent or $7.8 billion). The particular risks associated with holding sovereign debt are detailed further in the disclosures in the Risk factors. The total exposures held by the Group in sovereign debt securities at 30 June 2024 are given in note C1 of the Group's IFRS financial statements.
-   Corporate debt portfolio6: In the shareholder debt portfolio, corporate debt exposures totalled $5.1billion, of which $4.7 billion or 92 per cent were investment grade rated (31 December 2023: $5.8 billion of which $5.4 billion or 94 per cent were investment grade rated).
-   Bank debt exposure and counterparty credit risk: The banking sector represents a material concentration in the Group's corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to banks is a key part of its core investments, considered to be a material risk for the Group, as well as being important for the hedging and other activities undertaken to manage its various financial risks.
At 30 June 2024:
-   92 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated4. In particular, 56 per cent of the portfolio is rated4 A- and above (or equivalent); and
-   The Group's shareholder portfolio is well diversified: no individual sector5 makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group's holdings across its life portfolios are mostly in local currency and with a largely domestic investor base. These portfolios are generally positioned towards high-quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group is actively monitoring include ongoing developments in the global banking sector, effects of the global economic slowdown on the invested assets, the impacts of the tightening of monetary policy in the Group's key markets, higher refinancing costs, heightened geopolitical tension and protectionism, the ongoing downsizing of the Chinese Mainland property sector and more widely across the Chinese Mainland economy, as well as high indebtedness in African countries. The impacts of these closely monitored trends include potential for deterioration in the credit quality of the Group's invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group's portfolios. The Group's portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored, particularly in local markets where depth (and therefore the liquidity of such investments) may be low. The Group has appetite to accept credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. This risk is further detailed in sections 1.4 and 1.5 of the Risk factors.
The Group actively reviews its investment portfolio to improve the robustness and resilience of the solvency position. A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:
-   The Group Credit Risk Policy and the Group Dealing Controls Policy;
-   The Global Counterparty Limit Framework and concentration limits on large names;
-   Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection; and
-   The Group Executive Risk Committee and Group Investment Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews.
Exposure to the banking sector is considered a material risk for the Group. Derivative and reinsurance counterparty credit risk exposure is managed using an array of risk management tools, including a comprehensive system of limits. Prudential manages the level of its counterparty credit risk by reducing its exposure or using additional collateral arrangements where appropriate.

Risk description	Risk management
The Group's sustainability-related (including ESG and climate-related) risks
Sustainability-related risks refer to (a) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the company, and/or (b) the company's sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society.

Material and emerging risks associated with key sustainability themes may undermine the long-term success of a business by adversely impacting its financial and operational resilience, reputation and brand, and ability to attract and retain customers, investors, employees and distribution and other business partners, and therefore the results of its operations and delivery of its strategy and long-term financial success. Sustainability-related risks arise from the activities that support implementation of the Group's strategy, which is centred on three key pillars (providing simple and accessible health and financial protection, responsible investment and creating a sustainable business) and increases the expectations of the Group's stakeholders with regard to the Group's potential external environmental and social impact.
Potential regulatory compliance and litigation risks exist globally and across Asia, as sustainability-related topics remain high on the agenda of both local regulators and international supervisory bodies, including the International Association of Insurance Supervisors (IAIS) and the Hong Kong Stock Exchange, which published its conclusions on climate disclosure requirements in April 2024. Delivery of the Group's Sustainability Strategy, including the decarbonisation commitments and the development of sustainable and inclusive offerings, heightens the risk of accusations of misleading or unsubstantiated representations to the extent of the environmental or societal impact of the Group's activities and the sustainability features of new products (eg greenwashing), which subsequently increases the risk of potential litigation or reputational damage. Further details of the Group's sustainability-related risks and regulations are included in sections 2.1 and 4.1 of the Risk factors.

As custodians of stakeholder value for the long term, the Group seeks to manage sustainability-related risks and their potential impact on its business and stakeholders through transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with sustainability-related considerations integrated into investment processes and decisions and the performance of fiduciary and stewardship duties, including via voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. Climate risk, the Group's reporting against the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), preparation for the transition to the Hong Kong Stock Exchange's climate disclosure requirements, and progress on the Group's external climate-related commitments, remain priorities for the Group for 2024.
Further information on the Group's sustainability governance and strategy, as well as the management of material sustainability themes, is included in the Group's 2023 Sustainability Report.
The Group participates in networks, industry forums and working groups, such as the Net Zero Asset Owner Alliance (NZAOA), Principles for Responsible Investment (PRI) and CRO Forum, to further develop understanding and support collaborative action in relation to sustainability risks and promoting a just and inclusive transition. The Group also actively engages with, and responds to, discussions, consultations and information-gathering exercises with local regulators, international supervisory bodies and global industry standard setters.
The Group Risk Framework continues to be critically evaluated and updated where required to ensure both sustainability-related considerations and risks to the Group, including those arising from stakeholder expectations of the external impact of the Group's activities, are appropriately captured. Risk management and mitigation of sustainability risks are embedded within the Group Risk Framework and risk processes, including:
-   Consideration within the emerging risk identification and evaluation processes that emerging sustainability themes and the associated risks can potentially quickly change from immaterial to material (dynamic materiality);
-   The inclusion of 'social and environmental responsibility' as a strategic risk within the risk taxonomy to consider the potential risks arising from the external impact of the Group's activities, recognising that the Group can both be impacted by sustainability issues and have an impact on these in the external world (double materiality);
-   Workshops and function-wide training on specific risk themes, including sustainability risk principles, greenwashing risk and the risks associated with delivery of the Group's external responsible investment commitments;
-   Definition of appropriate (and longer) time horizons with respect to climate risk management, and the requirement to consider time horizons where required in risk-based decision-making;
-   Creating new frameworks, policies, processes and standards as necessary to mitigate amplified risks and meet regulatory requirements; and
-   Deep dives into emerging and increasingly material sustainability themes, including climate-related risks, and development of Board-level and broader Group-wide training.

Risk description	Risk management
Risks from the nature of our business and our industry
These include the Group's non-financial risks including operations processes, change management, third-party and outsourcing, information security, IT infrastructure and data privacy, customer conduct, legal and regulatory compliance, model, financial crime, and business continuity risks. Insurance risks and business concentration risks are also assumed by the Group in providing its products. Furthermore, there are risks associated with the oversight of the Group's joint ventures and associates stemming from our operation in certain markets.

Non-financial risks
The complexity of Prudential, its activities and the extent of its transformation efforts from time to time creates a challenging operating environment and exposure to a variety of non-financial risks which are considered to be material at a Group level.
The Group's non-financial risks, which are not exhaustive and discussed further in section 3 of the Risk factors, are outlined below.

Alongside the Non-Financial Risk Appetite Framework, associated risk policies and standards are in place that individually engage with specific non-financial risks which include subject matter expert-led processes that are designed to identify, assess, manage and control these risks, including:
-   Reviews of key non-financial risks and challenges within Group and business units' business plans during the annual planning cycle, to support business decisions;
-   Corporate insurance programmes to limit the financial impact of operational risks;
-   Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
-   Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments;
-   Internal and external review of cyber security capability and defences;
-   Regular updating and risk-based testing of crisis management, business continuity and disaster recovery plans;
-   Established processes to deliver the highest quality of service to fulfil customers' needs and expectations; and
-   Active engagement in and monitoring of regulatory developments.

Operations processes risk
Operations processes risk is the risk of failure to adequately or accurately process different types of operational transactions, including customer servicing and asset and investment management operations. Due to human error, among other reasons, operations and process control incidents do occur from time to time and no system or process can entirely prevent occurrence.

The Group aims to manage the risk effectively by maintaining operational resilience and honouring commitments to customers and stakeholders, whilst avoiding material adverse financial loss or impact on its reputation. Further detail on the risks to the Group arising from system issues or control gaps is included in sections 3.1 and 3.3 in the Risk factors.

Change management risk
Change management risk remains a material risk for Prudential, with a number of significant change programmes under way which, if not delivered and executed effectively with adequate and capable resources to defined timelines, scope and cost, may negatively impact its operational capability, control environment, employees, reputation and ability to deliver its strategy and maintain market competitiveness. The current portfolio of transformation and significant change programmes includes: (i) delivering the Group's business strategy together with supporting operating model changes, (ii) the implementation and embedding of large-scale regulatory/industry changes; (iii) the expansion of the Group's digital capabilities and use of technology, platforms and analytics; and (iv) improvement of business efficiencies and operations, including those relating to the Group's central, asset management and investment oversight functions. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in section 3.1 of the Risk factors.

The Group aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. The Group's Transformation Risk Framework is in place alongside the Group's existing risk policies and frameworks with the aim to ensure appropriate governance and controls to mitigate these risks. Digital governance forums are also in place to oversee the implementation and risk management of digital platforms and the transformation from various dimensions such as customer-centricity, strategic, financial, operational and risk management. In addition, Prudential is continuously enhancing strategic capabilities through internal talent development and talent acquisition. Developing a workforce that remains engaged through change and provides adequate resources for our people to manage change, connect, grow and succeed is one of the priorities for the company.

Risk description	Risk management
Non-financial risks continued
Third-party and outsourcing management risk
The Group has a number of important third-party relationships, with both market counterparties and outsourcing partners, including distribution, technology and ecosystem providers, in addition to the Group's intra-company arrangements. The Group maintains material strategic partnerships and bancassurance arrangements, which create a reliance on the operational resilience and performance of outsourcing and business partners. This risk is explored in more depth in section 3.3 of the Risk factors.

The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. The Group's requirements for the management of material outsourcing arrangements have been incorporated in its Group Third-Party Supply and Outsourcing Policy, aligned to the requirements of the Hong Kong IA's GWS Framework, and which outlines the governance in place in respect of material outsourcing and third-party arrangements and the Group's monitoring and risk assessment framework. This aims to ensure that appropriate contract performance and risk mitigation measures are in place over these arrangements. In addition, the Group Third-Party Risk Oversight Framework is in place to set out the Group's third-party risk management and oversight standards that guide the Group senior management and RCS function to oversee, challenge and manage the Group's third-party risk profile in a consistent and coherent way.

Information security, IT infrastructure and data privacy risks
Risks related to malicious attacks on Prudential systems or third-parties, service disruption, exfiltration of data, loss of data integrity, human negligence, and the impact on the privacy of our customer data remain prevalent, owing to the accessibility of attacking tools available to potential adversaries, and increasing advancement of technology such as Generative AI. Regulatory developments in cyber security and data protection are  becoming more stringent worldwide and may increase the complexity and challenges of requirements and obligations for companies. As the Group continues to develop and expand digital services and products, its reliance on third-party service providers and business partners is also increasing. Further detail on the risks to the Group associated with operating in high-risk markets is included in sections 3.4 and 3.5 of the Risk factors.

The Group adheres to data minimisation and 'privacy-by-design' principles, where data is only collected and used for its intended purpose and is not retained longer than necessary. The handling of customers' data is governed by specific policies and frameworks, such as the Group Information Security Policy, the Group Privacy Policy, and the Group Data Policy, to ensure compliance with all applicable laws and regulations, and the ethical use of customer data. These policies and frameworks together with our third-party risk management practices aim to ensure privacy and system availability are maintained for Prudential and its third party service providers.
Despite the rise in ransomware activity due to the availability of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) for threat actors, the Group has a number of defences in place to protect its systems from cyber security attacks. Prudential has adopted a holistic risk management approach which is designed to prevent and disrupt potential attacks against the Group and to manage the recovery process should an attack take place. Other defences include, but are not limited to: (i) distributed denial of services (DDoS) protection for the Group's websites via web application firewall services; (ii) AI-based endpoint security software; (iii) continuous security monitoring; (iv) network-based intrusion detection; and (v) employee training and awareness campaigns to raise understanding of attacks utilising email phishing techniques. Cyber insurance coverage is in place to provide some protection against potential financial losses, and cyber attack simulation exercises have been carried out to enhance preparedness.

Risk description	Risk management
Non-financial risks continued
Information security, IT infrastructure and data privacy risks continued
The Group has also established various processes and standard operating procedures to ensure the effectiveness of information security and privacy mechanisms deployed, which include setting up a dedicated ethical hacking team to perform testing on the Group's systems to identify potential vulnerabilities, engaging external consultants to perform penetration testing on our systems, and refined incident management and impact assessment processes with trainings provided for the businesses. The Group also engaged external consultants to perform independent assessments and benchmarking on the maturity of Prudential's information and privacy function to further enhance the efficiency of the function. In addition, a private Bug Bounty Programme has also been established to provide a mechanism for invited external security practitioners to report security issues and vulnerabilities. This is further supported by a Vulnerability Disclosure Programme that allows independent security researchers to report security issues and vulnerabilities via the Prudential websites.
The Group has subscribed to services from independent security consultants to continuously monitor our external security posture. Whilst the cyber threat landscape has continued to elevate due to ransomware and supply chain compromise events, the Group did not experience any cyber security and data breaches with a material impact on its business strategy, operations or financial condition in the first half of 2024.
A resiliency enhancement programme is in progress to enhance capabilities in managing disruptions or failures on system platforms serving our customers. In addition, a centralised command centre is being built to enable integrated monitoring of our critical systems, with AI capability being considered to sharpen detection and response to system issues. As a result, this will help enhance our overall resiliency and recovery capability.
In addition, the Group is proactively monitoring sophisticated social manipulation tactics related to corporate activities, including deepfakes, which involve the use of AI generated synthetic media impersonating senior executives to carry out illicit actions. The Group is taking steps to mitigate such attacks, including raising regular cyber security awareness, implementing robust preventative and detective controls, and having a well-defined incident response plan as part of a wider cyber resilience strategy.

Risk description	Risk management
Non-financial risks continued
Information security, IT infrastructure and data privacy risks continued
A new technology operating model has been implemented based on an innovation-led technology operations structure, agile and collaborative technology product development approach, mature internal capabilities, and an aligned outsourcing model. With technology being one of the key enablers to fuel the business growth and strategic development across the Group, the AI project review process has been enhanced including the introduction of a tracker with the relevant AI laws, regulations and guidelines.
Alongside continuous technology development, the Group's Technology function is primarily responsible for technology risk identification, assessment, mitigation, monitoring and reporting across different technology domains. The Group's Technology Risk Management function is responsible for providing advisory, assurance and oversight for holistic technology risk management including information security and privacy. Specifically, key risk indicators have been enhanced to cover key technology risk areas; annual risk assessment is conducted to identify specific risks, priorities and focus areas; and deep-dive reviews are conducted on different technology domains to provide assurance of controls to manage technology risks. In addition, the Group Technology Risk Committee is a sub-committee of the Group Executive Risk Committee, which oversees the effectiveness of technology risk management including information security and privacy across the Group. In the first half of 2024, work continued to mature the technology risk operating model which includes a technology risk scoring model, an enhanced risk reporting mechanism with quantifiable technology risk appetite across various technology domains, and uplifting privacy controls to include the review of contractual clauses with third parties and the implementation of new privacy tools. The Group's internal audits also regularly include cyber security as part of their audit coverage. Cyber and privacy risks are reported regularly to the Risk Committee by the Chief Technology Risk Officer. In addition, the Risk Committee and Audit Committee receive more detailed briefings from the Chief Technology Officer. Both the Chief Technology Risk Officer and Chief Technology Officer are experienced professionals with more than 20 years of experience in information technology and cyber security. Further, the Group Executive Committee (GEC) participates in annual cyber tabletop exercises and risk workshops to ensure members are well equipped to respond to a cyber or information security incident and fully understand the latest threats and regulatory expectations.

Risk description	Risk management
Non-financial risks continued
Customer conduct risk
Prudential's conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group's commitment to meeting its customers' needs and expectations is fulfilled. The Group's Customer Conduct Risk Framework reflects management's focus on customer outcomes.
Factors that may increase conduct risk can be found throughout the product life cycle, from the complexity of the Group's products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales, and sales via online digital platforms.

The Group has developed a Group Customer Conduct Risk Policy which sets out five customer conduct standards that the business is expected to meet:
-   Treat customers fairly, honestly and with integrity;
-   Provide and promote products and services that meet customer needs, are clearly explained, and that deliver real value;
-   Manage customer information appropriately, and maintain the confidentiality of customer information;
-   Provide and promote high standards of customer service; and
-   Act fairly and promptly to address customer complaints and any errors found.
Conduct risk is managed via a range of controls that are assessed through the Group's Conduct Risk Assessment Framework, reviewed within its monitoring programmes, and overseen within reporting to its boards and committees.
Management of the Group's conduct risk is key to the Group's strategy. Prudential's conduct risks are managed and mitigated using the following tools, among others:
-   The Group's Code of Conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group's financial crime risk control programme;
-   A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group's internal processes and the Speak Out programme;
-   Product controls, such as a product conduct risk assessment, which is a component of the product development process and helps identify and manage product-related conduct risks;
-   Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance or digital) and ecosystem, to help ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments;
-   Quality of sales processes, services and training, and use of other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
-   Appropriate claims management and complaint handling practices; and
-   Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Risk description	Risk management
Non-financial risks continued
Legal and regulatory compliance risk
Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way the business is conducted. The complexity of legal and regulatory (including sanctions) compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group's legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations is uncertain, including where the interpretation and application of laws and regulations within the jurisdictions in which Prudential operates may be subject to change, and where specific cases applicable to the Group are complex. In certain jurisdictions in which Prudential operates there are several ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. Further information on specific areas of regulatory and supervisory focus and changes are included in section 4 of the Risk factors.

Regulatory developments are monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams, industry groups and regulators.
Risk management and mitigation of regulatory risk at Prudential includes a comprehensive set of compliance and financial crime operating arrangements, such as policies, procedures, reporting protocols, risk management measures, disclosures and training, to ensure ongoing compliance with regulatory and legal obligations. Appropriate controls or tools have been systematically integrated into the daily operations of Prudential:
-   Close monitoring and assessment of our business controls and regulatory landscape, with explicit compliance consideration of risk themes in strategic decisions, resilience, customer protection, sanctions and cross-border activities including payments;
-   Ongoing engagement with national regulators, government policy teams and international standard setters; and
-   Compliance oversight to ensure adherence to new regulatory developments, including those associated with greenwashing risk.

Model risk
Model risk is the risk of adverse financial, regulatory, operational, or reputational impact, or misinformed business and strategic decision-making, resulting from reliance on a model or user-developed application (UDA) that is inaccurate, incorrect or misused. The Group utilises various tools and they form an integral part of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, assessing projects and strategic transactions, and acquiring new business via digital platforms.
Technological developments, in particular in the field of artificial intelligence (AI) and the increased use of generative AI, pose new considerations for model risk oversight provided under the Group Risk Framework.

The Group has no appetite for model or UDA-related incidents leading to regulatory breaches. There is limited appetite for failures to develop, implement and monitor appropriate risk mitigation measures to manage model and UDA risk. The Group's model and UDA risk is managed and mitigated via the Model and UDA Risk Framework which applies a risk-based approach to tools (including those under development) with the aim to ensure a proportionate level of risk management. The framework requirements include:
-   A set of risk oversight, management and governance requirements;
-   Regular risk assessment requirements of all tools taking into account potential impact on various stakeholders, including policyholders; and
-   Regular independent validation (including limitations, known errors and approximations) of all Group critical tools.
An oversight forum for the use of AI is also in place to ensure compliance with key ethical principles adopted by the Group with the aim to ensure the safe use of AI.

Risk description	Risk management
Non-financial risks continued
Financial crime risk
As with all financial services firms, Prudential is exposed to risks relating to: money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive improper benefits); and fraud (including the risk of fraudulent insurance claims or billing). Further detail on the risks to the Group associated with operating in high-risk markets is included in section 3.6 of the Risk factors.

The Group's response to financial crime is aligned with applicable laws and regulations in the jurisdictions in which it operates.  The Group-wide policies covering anti-money laundering, sanctions, anti-bribery and corruption, and counter fraud are in place which reflect these requirements and are applicable to all staff. Compliance is achieved through a combination of risk assessment, screening risk-based assurance, audit, reporting and ongoing monitoring.
Maintaining pace with an evolving financial crime landscape, the Group has continued to strengthen and enhance its financial crime risk management capability through investment in advanced analytics and AI tools. Proactive detective capabilities are being implemented across the Group, supported by a centralised monitoring hub. These actions aim to strengthen prevention, increase detection and deliver enhanced oversight of financial crime risk (eg in the areas of procurement and third-party management).
The Group has a formal and mature confidential reporting system in place for reporting and escalation of elevated risk, through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Audit Committee.

Business continuity risk Prudential is exposed to business continuity risk including potential threats or disruptions that could disrupt the company's critical business services and operations.
The Group continually seeks to increase business resilience through adaptation, planning, preparation and testing of contingency plans and its ability to respond effectively to and operate through disruptive incidents. Business resilience is at the core of the Group's embedded Business Continuity Management (BCM) programme and framework that help to protect the Group's systems and its key stakeholders. Taking a proactive approach to anticipating disruption risk, the BCM programme covers risk assessments, business impact analyses, maintenance and testing of business continuity, crisis management and disaster recovery plans. The Group Crisis Management Procedure serves as a cross-functional response tool to limit the impact of any disruptive event and is regularly reviewed and tested. The programme also focuses on the resilience of third parties and is aligned with technology risk management.

Risk description	Risk management
Insurance risks
Insurance risks make up a significant proportion of Prudential's overall risk exposure. The profitability of the Group's businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), and increases in the costs of claims over time (claim inflation). The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in section 3.7 of the Risk factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so than to transfer the risk, but only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position.
Inflationary and other economic pressures have also impacted morbidity experience in several markets. Elevated interest rates may lead customers to lapse in preference for alternate saving options that offer higher levels of guarantees. A high-inflation environment, and the broader economic effects of recessionary concerns, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges.
The principal drivers of the Group's insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written, and the most significant insurance risks are medical claims inflation risk, morbidity risk and persistency risk.

Insurance risks are managed and mitigated using the following, among other methods:
-   The Group's Insurance Risk Policy;
-   The Group's Product and Underwriting Risk Policy, which sets out the required standards for effective product and underwriting risk management and approvals for new, or changes to existing, products (including the role of the Group), and the processes to enable the measurement of underwriting risk. The policy also describes how the Group's Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products;
-   The Group's Financial Crime Policy (see the 'Financial crime risk' section above);
-   Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate;
-   Using reinsurance to mitigate mortality and morbidity risks;
-   Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
-   Maintaining the quality of sales processes and training, and using initiatives to increase customer retention in order to mitigate persistency risk;
-   The use of mystery shopping to identify opportunities for improvement in sales processes and training; and
-   Using product repricing and other claims management initiatives in order to mitigate morbidity and medical claims inflation risk.

Medical claims inflation risk
A key assumption in these markets is the rate of medical claims inflation, which is often in excess of general price inflation. The cost of medical treatment could increase more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential.

This risk is best managed by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Medical reimbursement downgrade experience (where the policyholder reduces the level of the coverage/protection in order to reduce premium payments) following any repricing is also monitored by the Group's businesses.

Morbidity risk
Morbidity risk is the risk of deviations in the future frequency and magnitude of non-fatal accident and sickness claims relative to initial assumptions that are adverse to shareholder value. It can be influenced by a range of factors including: inflationary, economic and other pressures on the cost of medical treatment; medical advances which can reduce the incidence and improve recovery rates of serious health conditions but can also increase diagnosis rates and/or increase treatment costs of certain conditions; government and regulatory policies; opportunistic activities (including fraud); and natural events (including pandemics). Morbidity risk can also result from: product design features that incentivise adverse policyholder behaviour; inappropriate or insufficiently informed initial assumptions; claims volatility due to random fluctuation or a large-scale systemic event; insufficient recognition of an individual's medical, financial and/or and other relevant circumstances during the policy application assessment process; and/or ineffective claims assessments leading to payment of claims that are inconsistent with the insurance product's contract and/or best practice.

Morbidity risk is managed through prudent product design, underwriting and claims management, and for certain products, the right to reprice where appropriate. Prudential's morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.

Risk description	Risk management
Insurance risks continued
Persistency risk
Persistency risk results from adverse changes in policy surrenders, paid-ups and other policy discontinuances. In general, lower persistency experience results in deterioration of profits and shareholder value and can be an indicator of inadequate sales quality controls, and can elevate conduct, reputational and regulatory risks. Persistency risk generally stems from misalignment between customer needs and purchased product as a result of insufficient product collaterals and/or sales process, insufficient post-sale communication and engagement with the customer leading to a deterioration of appreciation of the value of their policy, operational barriers to premium renewal payment, and/or changes in policyholder circumstances resulting from external drivers.

Persistency risk is managed by appropriate controls across the product life cycle. These include: review and revisions to product design and incentive structures where required; ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality; appropriate customer disclosures and product collaterals; use of customer retention initiatives; and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products.

Business concentration risk
Prudential operates in markets in both Asia and Africa via various channels and product mix; although largely diversified at the Group level, several of these markets are exposed to certain levels of concentration risk. From a channel concentration perspective, some of the Group's key markets rely on agency and some markets rely on bancassurance. From a product concentration perspective, some of the Group's markets focus heavily on specific product types, depending on the target customer segments. Geographically, the Greater China (Hong Kong, the Chinese Mainland and Taiwan) region contributes materially to the Group's top and bottom lines. Uncertainties in macroeconomic and geopolitical conditions as well as regulatory changes may elevate business concentration risk, including any potential slowdown in business from Mainland Chinese visitors to Hong Kong and in the Chinese Mainland, and adversely impact the Group's business and financial condition.

To improve business resilience, the Group continues to look for opportunities to enhance business diversification in products and channels as well as across geographical markets, by building multi-market growth engines as part of its strategy.

Risks associated with the oversight of the Group's joint ventures and associates
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or associates. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. Whilst the joint ventures and associates are run as separate entities, the Group's interests are best safeguarded by our ability to effectively oversee and influence these joint ventures and associates in a way that is proportionate to our ownership level and control. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in section 3.6 of the Risk factors.

The Group exercises primary oversight and control over joint ventures and associates through our nominated directors and other representatives on the Board and Board Committees, whose appointments are subject to regular review. The Group has effective access to management information on these businesses via the Board and Board Committees, the businesses' public disclosures, and established regular touchpoints with key business functions of these organisations (eg audit). Key updates on joint ventures and associates are provided to the Group's governance such as the Risk Committee and the Audit Committee. The Group also regularly reviews its governance frameworks and policies to ensure optimal oversight over joint ventures and associates.

Notes
(1)      Reflecting products that are classified as Variable Fee Approach only.
(2)      With the exception of investments backing the shareholders' 10 per cent share of the estate within the Hong Kong participating fund.
(3)      Excluding assets held to cover linked liabilities.
(4)      Based on middle ranking from Standard & Poor's, Moody's and Fitch. If unavailable, NAIC and other external ratings and then internal ratings have been used.
(5)      Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other.
(6)      Corporate debt comprises corporate bonds and asset backed securities.

Risk factors

A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly and jointly owned businesses, as a whole, and, accordingly, the trading price of Prudential's shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under 'Forward-looking statements'.

Risks relating to Prudential's financial position
1.1 Prudential's businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group's business, financial condition, results of operations and prospects.

Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on Prudential's business, financial condition and results of operations and prospects, including as a result of increased strategic, business, insurance, product and customer conduct risks.

The financial markets in which Prudential operates are subject to uncertainty and volatility created by a variety of factors such as actual or expected changes in both monetary and regulatory policies in the Chinese Mainland, the US and other jurisdictions together with their impact on base interest rates and the valuation of all asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth from geopolitical conflicts and/or global issues such as pandemics; and sector-specific (eg in banking or real estate) slowdowns or deteriorations which have the potential to have contagion impacts. Other factors include fluctuations in global commodity and energy prices, concerns over the serviceability of sovereign debt in certain economies, increased levels of geopolitical and political risk and policy-related uncertainty, and socio-political and climate-driven events. The transition to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon-intensive sectors, and may have a bearing on inflation levels. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures taken by governments, policymakers and the public.

The adverse effects of such factors could be felt principally through the following items:

-   Changes to interest rates could reduce Prudential's capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked businesses and/or the present value of future profits for accident and health products; and/or reduce the value of the Group's assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could: increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns on the Group's portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group's investments from accelerated prepayments and increased redemptions.
-   A reduction in the financial strength and flexibility of corporate entities may result in a deterioration of the credit rating profile and valuation of the Group's invested credit portfolio (which may lead to an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads, resulting in realised and unrealised credit losses. Regulations imposing or increasing restrictions on the amount of company debt financing, such as those placing limits on debt or liability ratios, may also reduce the financial flexibility of corporate entities. Similarly, securitised assets in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, any assumptions on the ability and willingness of governments to provide financial support may need to be revised.
-   Failure of Prudential's counterparties (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments, or legal, regulatory or reputational restrictions on the Group's ability to deal with these counterparties, could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.
-   Estimates of the value of financial instruments becoming more difficult because in certain illiquid, volatile or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined time frame, such market conditions may result in the sale of these investments at below expected or recorded prices.
-   Illiquidity of the Group's investments. The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated at short notice, the Group could experience difficulty in doing so and could be forced to sell them at a lower price than it otherwise would have been able to realise.
-   A reduction in revenue from the Group's products where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.
-   Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group's anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to the uncertainty over the accessibility of financial resources which in extreme conditions could impact the functioning of markets and reduce capital resources as valuations decline. This could occur if external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds, and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

For some non-unit-linked products with a savings component it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in those markets where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available in the market, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's operations is related to bonuses for policyholders declared on participating products, which are impacted by the difference between actual investment returns of the participating fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower, in particular in a sustained low interest rate environment.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, frauds, lapses, partial withdrawals or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products and increase regulatory risk in meeting regulatory definitions and expectations with respect to vulnerable customers (see risk factor 3.7). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements is reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to even higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group's competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group's businesses.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.2 Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory compliance risks, cause operational disruption to the Group and impact the implementation of its strategic plans, which could have adverse effects on Prudential's business, financial condition, results of operations and prospects.

The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include:
-  The application of government regulations, executive powers, sanctions, protectionist or restrictive economic and trade policies or measures adopted by businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data or other intellectual property,         with respect to specific territories, markets, companies or individuals;
-   An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors;
-   The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application;
-   An increase in military tensions, regional hostilities or new conflicts which may disrupt business operations, investments and growth;
-  Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, or fragmentation of systems, including those which facilitate cross-border payments;
-   The implementation of measures favouring local enterprises including changes to the maximum level of non-domestic ownership by foreign companies, differing treatment of foreign-owned businesses under regulations and tax rules, or international trade disputes affecting foreign companies;
-   Increased costs due to government mandates or regulations imposing a financial contribution to the government as a condition for doing business;
-   Uncertainty in the enforceability of legal obligations where their interpretation may change or be subject to inconsistent application; and
-   Measures which require businesses of overseas companies to operate through locally incorporated entities or with local partners, or with requirements for minimum local representation on executive or management committees.

The above risks may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global, regional and national financial markets. Prudential may also face heightened sanction risks driven by geopolitical conflicts as well as increased reputational risks. The above risks may adversely impact the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factors 4.1 and 4.3 below.

Geopolitical and political risks and uncertainty may adversely impact the Group's operations and its operational resilience. Increasing geopolitical and political tensions may lead to conflict, civil unrest and/or disobedience as well as increases in domestic and cross-border cyber intrusion activity. Such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage, and may impact Prudential's business, financial condition, results of operations and prospects.

Legislative or regulatory changes and geopolitical or political risks which adversely impact Hong Kong's international trading and economic relationships may result in adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts Group head office functions.

1.3 As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses, dividend payments and share buybacks.

The Group's insurance and asset management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Prudential's subsidiaries are generally subject to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders, to make available funds held in certain subsidiaries to cover the operating expenses of other members of the Group, or to execute business strategies such as share buybacks.

A material change in the financial condition of any of Prudential's subsidiaries may have a material effect on its business, financial condition, results of operations and prospects.

1.4 Prudential's investment portfolio is subject to the risk of potential sovereign debt credit deterioration.

Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical, political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks that are different to investment in the debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in the agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its financial position, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, as has happened on certain occasions in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group's investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions.

If a sovereign were to default on or restructure its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.5 Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are important factors affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders and attract new policyholders, as well as the Group's ability to compete for acquisition and strategic opportunities. Downgrades could have an adverse effect on the Group's financial flexibility, including its ability to issue commercial paper at acceptable levels and pricing, requirements to post collateral under or in connection with transactions, and ability to manage market risk exposures. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Any such downgrades could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could adversely affect its business.

1.6 Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Prudential is subject to the risk of exchange rate fluctuations due to the geographical diversity of its businesses. Prudential's operations generally write policies and invest in assets denominated in local currencies, but in some markets Prudential also writes policies and invests in assets denominated in non-local currencies, primarily in the US dollar. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in the US dollar. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US-dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US-dollar transactions and the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US-dollar-denominated surplus arises in an operation which is to be used to support Group capital or shareholders' interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to the residual risks arising from currency swaps and other derivatives that are used to manage the currency exposure.

Risks relating to sustainability (including environmental, social and governance (ESG) and climate-related) matters
2.1 The failure to understand and respond effectively to the risks associated with sustainability factors could adversely affect Prudential's achievement of its long-term strategy.

Sustainability-related risks refer to (i) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the company, and/or (ii) the company's sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society. A failure to manage the risks associated with key sustainability themes may undermine Prudential's financial performance, operational resilience and sustainability credentials, and adversely impact its reputation and brand, and its ability to attract and retain customers and employees, and therefore the delivery of its business strategy and long-term financial success. As investors are increasingly being seen as partly responsible for the actions of the companies they invest in, Prudential, as an investor, may also incur sustainability-related risks from investee companies.

a.     Environmental risks

Environmental concerns, notably those associated with climate change, biodiversity and nature degradation, present potential long-term risks to the sustainability ambitions of Prudential and may impact its customers and other stakeholders. Prudential is therefore exposed to the long-term impact of climate change risks, which include the financial and non-financial impact of the transition to a lower carbon economy, and also physical, reputational and shareholder, customer or third-party litigation risks.

Recognising the long-term nature of the Group's investment time horizon, the global transition to a lower carbon economy may have an adverse impact on investment valuations and liquidity as the financial assets of carbon-intensive companies in some asset sectors re-price as a result of increased operating costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed versus disorderly and reactive, will be influenced by factors such as changes in public policy, technology and customer or investor sentiment. Prudential's stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of the relevant market and investee-company-level transition plans with consideration given to the impact on the economies, businesses, communities and customers in these markets. The potential economic impacts of the transition to a lower carbon economy may also have a broader economic impact that may adversely affect customers and their demand for the Group's products.

The Group's ability to sufficiently understand, measure and appropriately respond to transition risk may be limited by insufficient or unreliable data on the carbon exposure and transition plans of investee companies. This may impact the Group's ability to deliver on its external carbon reduction commitments and the implementation of sustainability considerations in existing or new sustainability or climate-orientated investment strategies and products. Additionally, current limitations in financial climate modelling tools make it challenging to assess the financial impact of climate-related risks on the Group and its investment portfolio, particularly for longer-term time horizons. The direct physical impacts of climate change, including shorter-term event-driven (acute) physical risks such as increasingly frequent and severe hurricanes and wildfires, and those associated with longer-term shifts in climate patterns such as elevated temperatures and prolonged drought (chronic physical risks), are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group's insurance product underwriting and offerings and their associated claims profiles. These physical climate risks have the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests. Similarly, nature-related physical risks can impact life and health liabilities where, for example, pollution, poor water quality, waste contamination and overexploitation of the natural environment can all contribute to biodiversity degradation, which in turn can potentially pose threats to human health.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasingly adverse implications for Prudential and its stakeholders.

b.    Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, wellbeing, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived or actual inequity and income disparities (both within developed markets and within the Group's markets) have the potential to further erode social cohesion across the Group's markets which may increase operational and disruption risks for Prudential and impact the delivery of the Group's strategy on developing affordable and accessible products to meet the needs of people across these markets. Direct physical impacts of climate change and deterioration of the natural environment, together with the societal impact from actions that support the global transition to a lower carbon economy, may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions that are particularly vulnerable to climate change and biodiversity degradation, with distinct local cultures and considerations.

Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity, metabolic syndrome and mental health deterioration) and demographic changes (such as population urbanisation and ageing), as well as potential migration or displacement due to factors including climate-related developments, may affect customer lifestyles and therefore may impact the level of claims and persistency under the Group's insurance product offerings.

As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through the use of digital services, technologies and distribution methods to customers. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence (AI) technologies. The Group is therefore exposed to an increase in technology risk, including potential unintended consequences from algorithmic bias, as well as regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factors 3.4 and 3.5 below. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

Failure to foster an inclusive, diverse and open environment for the Group's employees in accordance with the Group Code of Conduct could impact the ability to attract and/or retain employees and increase potential reputational risk. The business practices within the Group's third-party supply chain and investee companies with regards to topics including labour standards, respect of human rights and modern slavery also expose the Group to potential reputational risk.

Insurers use the claims and risk profiles of different homogeneous customer cohorts such as age, gender and health status to determine the insurance premiums and/or charges. In some societal settings, insurers' ability to set differential premiums and/or charges may be viewed as an equitable and risk-based practice. In other societal settings, this may be viewed as discriminatory. Failure to understand and manage these divergent views across the markets in which Prudential operates may adversely impact the financial condition and reputation of the Group.

c.     Governance

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers and employees and increase the risk of poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviour.

Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third-party service providers increase the potential for reputational risks arising from inadequate governance.

The pace and volume of global standards and sustainability, environmental and climate-related regulations emerging across the markets in which the Group operates, the need to deliver on existing and new exclusions or restrictions on investments in certain sectors, engagements and reporting commitments, such as the International Sustainability Standards Board (ISSB) standards for climate-related disclosures, and the demand for externally assured reporting may give rise to compliance, operational, disclosure and litigation risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of sustainability-focused funds or products, or the (method of) incorporation of sustainability considerations within the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers and investors by the Group's appointed asset managers, and may subsequently increase regulatory compliance, customer conduct, product disclosure and litigation risks. Prudential's voluntary memberships of, or participation within, industry organisations and groups or their initiatives may increase stakeholder expectations of the Group's acquiescence or compliance with their publicised positions or aims. The reputational and litigation risks of the Group may subsequently increase where the stated positions or aims of such industry organisations or their initiatives continue to evolve, or where jurisdictions interpret their objectives as adversely impacting on markets or consumers, including, for example, perceived conflicts with anti-trust laws. See risk factor 4.1 for details of sustainability including ESG and climate-related regulatory and supervisory developments with potential impacts for the Group.

Sustainability risks may directly or indirectly impact Prudential's business and the achievement of its strategic focus on providing greater and more accessible health and financial protection, responsible stewardship and investment within the Group's markets to support a just and inclusive transition, and developing a sustainable business that delivers a positive impact on its broad range of stakeholders, which range from customers, institutional investors, employees and suppliers to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group's Sustainability Strategy across its local businesses and operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business practices, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group's stakeholders, who all have expectations, concerns and aims related to sustainability matters, which may differ, both within and across stakeholder groups and the markets in which the Group operates. In its investment activities, Prudential's stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how sustainability considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heighten disclosure risks for the Group, including those associated with potentially overstating or misstating the positive environmental or societal impacts of the Group's activities, products and services (eg greenwashing).

Risks relating to Prudential's business activities and industry
3.1 The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential's operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.

To implement its business strategies for growth, meet customer needs, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements, and maintain market competitiveness, Prudential from time to time undertakes operating model and corporate restructuring, transformation programmes and acquisitions/disposals across its business. Many such change initiatives are complex, inter-connected and/or of large scale, and include improvement of business efficiencies through operating model changes, advancing the Group's digital capability, expanding strategic partnerships, and industry and regulatory-driven change. There may be a material adverse effect on Prudential's business, employees, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Leadership changes and changes to the business and operational model of the Group increase uncertainty for its employees, which may affect operational capacity and the ability of the Group to deliver its strategy. There may also be adverse implications for the Group in undertaking transformation initiatives, such as placing additional strain on employees or operational capacity, and weakening the control environment. Implementing initiatives related to the business strategy for the Group, control environment transformation, significant accounting standard changes, and other regulatory changes in major businesses of the Group may amplify these risks. Risks relating to these regulatory changes are explained in risk factor 4.1 below.

The speed of technological change in the business could outpace the Group's ability to anticipate all the unintended consequences that may arise from such change. Challenges or failures in adopting innovative technologies, such as failure to systematically adopt AI, may expose Prudential to potential opportunity cost, loss of competitive advantage, as well as additional regulatory, information security, privacy, operational, ethical and conduct risks. High-quality training data is essential for building accurate and robust AI models. Without sufficient and relevant data, AI systems may produce unreliable or biased results. Real-world data collected during deployment as well as continuous monitoring and updating using new data helps adapt AI models to specific contexts, improving their reliability and performance. Prudential seeks to consider potential risks and negative outcomes, and proactively build risk mitigation governance practices, when implementing AI technologies to mitigate these unintended effects.

3.2 Prudential's businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group's businesses depends on management's ability to respond to these pressures and trends.

The markets for financial services are highly competitive, with a number of factors affecting Prudential's ability to sell its products and its profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, illustrative point-of-sale customer investment returns, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products (which may be impacted by broader economic pressures), delivery of non-guaranteed benefits (notably non-guaranteed investment returns) according to reasonable customer expectations set at and after the point-of-sale, and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential's potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools for analysing and interpreting such data (such as AI and machine learning), may result in increased competition to the Group, and may increase the competition risks resulting from a failure to be able to retain existing talent in the organisation, as well as hiring for newly emerging roles in the marketplace.

The Group's principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the use of AI to improve operational efficiency and enhance customer experiences), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

Failure to do so may adversely impact Prudential's ability to attract and retain customers and, importantly, may limit Prudential's ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group's business, financial condition, results of operations and growth prospects.

3.3 Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.

Operational risks are present in all of Prudential's businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, misconduct, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber attacks, acts of terrorism, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of bancassurance, agency and product distribution, outsourcing (including but not limited to external technology, data hosting and payments), and service partners. These include back office support functions, such as those relating to technology infrastructure, development and support, and customer-facing operations and services, such as product distribution and services (including through digital channels), and investment operations. This creates reliance upon the resilient operational performance of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted or fail. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operation of its business processes and controls.

Exposure to such risks could impact Prudential's operational resilience and ability to perform necessary business functions if there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or could result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage Prudential's reputation and relationship with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes) could result in significant service degradation or disruption to Prudential's business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Prudential's business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and inter-connected technology and finance systems, models and user-centric applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and the acquisition of new business using AI and digital applications. Many of these tools form an integral part of the information and decision-making frameworks used by Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group's business also means that accurate records are to be maintained securely for significant time periods.

The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, resilient IT applications, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls, and mature processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential's technology, compliance and other operational systems, models and processes incorporate strong governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents may occur from time to time and no system or process can entirely prevent them. Prudential's legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

3.4 Cyber security risks, including attempts to access or disrupt Prudential's technology systems, and loss or misuse of personal data, could have potential adverse financial impacts on the Group and could result in loss of trust from Prudential's customers and employees and reputational damage, which in turn could have material adverse effects on the Group's business, financial condition, results of operations and prospects.

Prudential and its business partners operate in an escalating cyber security risk landscape. Individuals (including employees, contractors and agents) or groups may pose intentional or unintentional threats to the availability, confidentiality, and integrity of Prudential's technology systems. These risks extend to the security of both corporate and customer data. The evolution of ransomware (a form of malicious software designed to restrict data access until a ransom is paid) could pose a threat to Prudential by impeding operations or resulting in the public exposures of sensitive information if the ransom is not promptly paid. Where these risks materialise, this could result in disruption to key operations, make it difficult to recover critical data or services, or damage assets, any of which could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss.

The vast amount of personal and financial data held by financial services companies makes them attractive targets for cyber crime groups. Recent trends indicate that ransomware attacks are on the rise due to the proliferation of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) offerings, which provide threat actors with easy access to powerful attack tools. Simultaneously, global cyber security threats are becoming more sophisticated and impactful. As financial institutions increasingly rely on third-party vendors and interconnected systems, vulnerabilities in these supply chains can also be exploited by cyber criminals. A compromised vendor or service provider could inadvertently introduce malicious code or backdoors into the financial institution's infrastructure, leading to potential data breaches or ransomware incidents.

Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group's digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals.

There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes or AI are employed. As Prudential and its business partners increasingly adopt digital technology including AI in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers' personal data safe. Various policies and frameworks are in place to govern the handling of customers' data. A failure to adhere to these policies may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, and deliver on its long-term strategy, and therefore the results of its operations.

The risk to the Group of not meeting these requirements and expectations may be increased by the development of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health- related data from individuals at increased scale and speed, as well as the use of complex tools, machine learning and AI technologies to process, analyse and interpret this data.

New and currently unforeseeable regulatory, reputational and operational issues may also arise from the increased use of emerging technology such as generative AI which requires careful consideration and guardrails established to enable its safe use. Regulatory developments in cyber security and data protection continue to progress worldwide. In 2024, the momentum in focus on data privacy continued to increase, with regulators in Asia and globally introducing new data privacy laws or enhancing existing ones (eg new data protection laws in Indonesia which will come into effect in October 2024, the EU AI Act passed in May 2024, and the new GenAI Guidelines and AI Verify Framework issued in Singapore). Such developments may increase the complexity of requirements and obligations in this area, in particular where they involve AI or data localisation restrictions, or impose differing and/or conflicting requirements compared with those of other jurisdictions.

Prudential faces increased financial and reputational risks due to both dynamic changes in the regulatory landscape and the risk of a significant breach of IT systems or data. These risks extend to joint ventures and third-party suppliers in light of a dynamic cyber threat landscape including supply chain compromise, computer viruses, unauthorised access and cyber security attacks such as 'denial of service' attacks, phishing and disruptive software campaigns. Despite having multi-layered security defences, there is no guarantee that such events will not occur, and they could have significant adverse effects on Prudential's business, financial condition, results of operations and prospects.

3.5 Prudential's digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve.

Prudential's digital platforms are subject to a number of risks. In particular, these include risks related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models and the handling of personal data (including those using AI or used by AI); the resilience and integrity of IT infrastructure and operations; and those relating to the management of third parties. These existing risks for the Group may be increased due to several factors:

-   The number of current and planned markets in which Prudential's digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain or change at pace, may increase regulatory compliance risks;
-   The implementation of planned digital platforms and services, which may require the delivery of complex, inter-connected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;
-   The increased volume, breadth and sensitivity of data on which the digital platforms are dependent and to which the Group has access, holds, analyses and processes through its models, increases data security, privacy and usage risks. Furthermore, the use of complex models, including where AI is used for critical decision-making, in an application's features and offerings may give rise to ethical, operational, conduct, litigation and reputational risks if they do not function as intended;
-   Reliance on and/or collaboration with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and
-   Support for, and development of, the platform being provided outside some of the individual markets in which the platform operates, which may increase the complexity of local legal and regulatory compliance.

New product offerings and functionality (including those supported by AI) may be developed and provided through the digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services, or deployment of new technological services, and may restrict current or planned offerings provided by the platform.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, its ability to deliver on its long-term strategy and the financial position of the Group.

3.6 Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime and sustainability (including climate-related) risks (see risk factor 2.1 above). Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name.

A material proportion of the Group's business comes from its joint venture and associate businesses in the Chinese Mainland and India, respectively. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements as well as local regulatory constraints applicable to the joint venture and associate businesses, such as listing requirements; and in particular those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group's wholly-owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration (such as the negative developments in the Chinese Mainland property sector and more widely across the Chinese Mainland economy). In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of foreign ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 3.1 above may also increase should the Group's strategic initiatives include the expansion of the Group's operations through joint ventures or jointly owned businesses.

In addition, a significant proportion of the Group's product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to third-party service providers' systems failure or the prevention of financial crime), regulatory changes affecting their governance or operation, or their failure to meet any regulatory requirements could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

3.7 Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's business, financial condition, results of operations and prospects.

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses.

The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses are also exposed to medical inflation risk. The potential adverse impacts to the profitability of the Group's businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above. While the Group has the ability to reprice some of its products, the frequency of repricing may need to be increased. Such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group's ability to implement such repricing in light of the increased regulatory and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. The profitability of the Group's businesses also may be adversely impacted by the medical reimbursement downgrade experience following any repricing.

Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group's results of operations could be adversely affected.

In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing or severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their roll-outs) and non-pharmaceutical interventions, could have a material impact on the Group's claims experience.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to: the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

Risks relating to legal and regulatory requirements
4.1 Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis of the regulatory supervision or intervention of the Group, the level of regulatory scrutiny arising from the Group's reported events, the effects and pace of changes in the laws, regulations, policies, their interpretations and application, and any industry/accounting standards in the markets in which it operates.

Any non-compliance with government policy and legislation, financial control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the business conduct of Prudential or its distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. Further, the impact from regulatory changes may be material to Prudential; for instance, changes may be required to its product range, distribution channels, sales and servicing practices, handling of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results and financing requirements. Other changes in capital-related regulations have the potential to change the sensitivity of capital to market factors, while regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, or methodologies for determining components of the regulatory or statutory balance sheet, including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position). Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, potentially resulting in tightened customer protection, higher capital requirements, restrictions on transactions and enhancement of supervisory powers.

In the markets in which Prudential operates, it is subject to regulatory requirements for ongoing operations as well as obligations with respect to financial crime, including anti-money laundering and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. A failure to do so may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions or restrictions on the Group. For internationally active groups such as Prudential, operating across multiple jurisdictions including cross-border activities increases the complexity and volume of legal and regulatory compliance challenges. The multitude of laws and regulations in the jurisdictions in which Prudential operates is dynamic and may be subject to change. Legal and regulatory obligations may also be unclear in their application to particular circumstances, which may affect Prudential's ability to enforce the Group's rights in the manner intended or desired by the Group and reduce predictability for Prudential's business operations. Compliance with Prudential's legal or regulatory obligations, including those in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical and global tensions may also lead to realignment among blocs or global polarisation and decoupling, which may lead to an increase in the volume and complexity of international sanctions. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high.

Further information on specific areas of regulatory and supervisory requirements or changes is included below.

a.     Group-wide Supervision (GWS)

The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Hong Kong IA's Group-wide Supervision (GWS) Framework applies on a principles-based and outcome-focused approach, which allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. Prudential has in place various monitoring mechanisms and controls to ensure ongoing sustainable compliance and to promote constructive engagement with the Hong Kong IA as its Group-wide supervisor.

b.    Global regulatory developments and systemic risk regulation

There are a number of ongoing global regulatory developments which could potentially impact Prudential's businesses in the many jurisdictions in which they operate. Mandated by the Financial Stability Board (FSB), this work includes standard setting and guidance in the areas of systemic risk (including climate-related risks) and the Insurance Capital Standard (ICS).

For the insurance sector, the International Association of Insurance Supervisors (IAIS) continues to monitor and assess systemic risk through the Holistic Framework (HF) which effectively replaced the Global Systemically Important Insurers (G-SII) designations in 2019. There have been some recent developments that may create challenges for insurance groups like Prudential, for example, in the latest IAIS consultation on the HF, the proposal to return to an entity-based approach to addressing systemic risk may result in disproportionate regulation applied to the designated entities. Designations of Domestic Systemically Important Insurers (D-SIIs) in some jurisdictions also demonstrate a move back towards a more entity-based approach. The Monetary Authority of Singapore (MAS) introduced a D-SII framework effective from 1 January 2024 in Singapore, and the Hong Kong IA has issued an industry-wide consultation on a D-SII framework which could apply to insurance groups under the Hong Kong IA's supervision to take effect from early 2025.

The FSB continues to receive an annual update on the outcomes of the IAIS's global monitoring exercise which will include IAIS's assessment of systemic risk. The FSB reserves the right to publicly express its views on whether an individual insurer is systemically important in the global context and the application of any necessary HF supervisory policy measures to address such systemic importance. In November 2025, the FSB will review the process for assessing and mitigating systemic risk under the HF. Following this review the FSB will, as necessary, adjust its process which could include reinstating an updated G-SII identification process. Many of the prior G-SII measures have been adopted into IAIS's Insurance Core Principles (ICPs) and Common Framework (ComFrame), described below, as well as under the Hong Kong IA's GWS Framework. As an Internationally Active Insurance Group (IAIG), Prudential is subject to these measures.

The IAIS's ComFrame establishes quantitative and qualitative supervisory standards and guidance focusing on the effective Group-wide supervision of IAIGs. The ICS is the quantitative element of ComFrame and a consolidated capital standard in the final phase of development, coming into effect in 2025. Prudential has been designated an IAIG by the Hong Kong IA following an assessment against the established qualitative criteria in ComFrame, and will be required to either adopt ICS or demonstrate its current Group capital supervisory framework to be outcome-equivalent with ICS.

The development of ICS has been conducted in two phases: a five-year monitoring phase, which commenced at the beginning of 2020, followed by an implementation phase. An alternative to the ICS called the 'Aggregation Method' has also been developed in the US by the National Association of Insurance Commissioners; the IAIS is in the process of evaluating whether it produces comparable outcomes to the ICS.

There is a risk attached to the manner in which regulators from member jurisdictions may choose to implement the HF and ICS which could lead to additional burdens or adverse impacts to the Group. As a result, there remains a degree of uncertainty over the potential impact of such changes on the Group.

c.     Regional regulatory regime developments

In 2024, the Group's supervisor and regulators in the markets in which Prudential operates continued to focus on customer protection and the financial resilience of the insurance industry, the management of business practices and operational soundness with appropriate governance and controls. New mandates and guidelines were issued in several markets whereby the industry is required to assess, monitor and manage non- financial and financial risks, including insurance risk, capital and solvency. Business conduct and consumer protection remain the key priorities for regulators in Asia, with emphases on products, sales, servicing and data protection expectations, as well as various operational processes including resilience, investment management and oversight of third parties and technology vendors.

Major regulatory changes and reforms are in progress in some of the Group's key markets, with some uncertainty on the full impact to Prudential:

-   In the Chinese Mainland, regulatory developments across a number of industries including the financial sector have continued, potentially increasing compliance risk to the Group. In 2024, the National Financial Regulatory Administration (NFRA) has reinforced the importance of insurance and its role in enhancing the robustness of the China financial system with ongoing regulatory initiatives on market shift to value and efficiency, robust risk management practices, asset-liability management strengthening, and customer protection. In May 2024, the NFRA removed the restriction on the number of insurance partners allowed for banks. This change is expected to intensify competition within the bancassurance space.
-   In Indonesia, regulatory and supervisory focus on the insurance industry remains high. The Otoritas Jasa Keuangan (OJK) issued a five-year industry roadmap in 2023 with plans to establish an insurance industry that upholds high integrity, strengthens consumer and public protection, and supports national economic growth. The roadmap covers areas to enhance policyholder protection as well as other aspects of financial and operational controls. Implementation of this roadmap is in three phases from 2023 to 2027.
-   In Malaysia, Bank Negara Malaysia (BNM) has continued to issue and propose additional requirements relevant to medical health insurance offerings, product disclosures, and fair treatment of customers, with the aim to foster high standards of conduct and promote a culture where customer protection is an integral part of financial services practices.
-   In Hong Kong, the Hong Kong IA has increased scrutiny of unlicensed selling practices to Chinese Mainland visitors. Unlicensed referrers must not engage in regulated activities or provide regulated advice to clients. Brokers have to conduct due diligence on lead referrers to ensure all regulated advice and activities are performed by licensed representatives, and structure referral payments to avoid incentivising unlicensed activities. The enhanced requirements were set with the aim to uphold the integrity of the insurance regulatory framework and prevent non-compliant referral practices.
-   In Singapore, the MAS has intensified market oversight to mitigate money laundering risk in the financial sector as a whole, and has been working with industry stakeholders to improve anti-money laundering expectations and standards in 2024. Ongoing regulatory developments are expected.
-   In Thailand, the Office of Insurance Commission presented draft amendments to the life and non-life insurance laws in December 2023, aimed at elevating governance standards within the insurance industry. The amendments are under review.
-   In Vietnam, a restriction has been imposed to prohibit banks from bundling non-compulsory insurance products alongside other financial services starting in July 2024. This requirement is intended to ensure that products are offered based on customer needs; however, it could potentially pose challenge for the bancassurance business model.
-   In the Philippines, financial product and customer service requirements were issued by the Insurance Commission in March 2023 with an 18-month transition period for full adoption in 2024. The new requirements include product and service disclosures, a systematic approach to customer assistance and conduct risk management, as well as additional complaints filing.
-   In India, the Insurance Regulatory and Development Authority of India (IRDAI) continues to focus on industry reform. Its 'Insurance for All by 2047' proposal aims to ensure that every citizen and enterprise in India has adequate life, health and property insurance cover. The IRDAI is promoting the use of technology, such as big data, AI and machine learning, to transform the insurance landscape in the country, in order to become the sixth-largest insurance market by 2032.

The increasing use of emerging technological tools and digital services across the industry is likely to lead to new and unforeseen regulatory requirements and issues, including expectations regarding the governance, ethical and responsible use of technology, AI and data. Distribution and product suitability linked to innovation continues to set the pace of conduct regulatory change in Asia. Prudential falls within the scope of these conduct regulations, requiring that regulatory changes are appropriately implemented.

The pace and volume of sustainability-related regulatory changes including ESG and climate-related changes are also increasing. Regulators including the Hong Kong IA, the MAS, the BNM in Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. Other regulators are expected to develop or are at different stages of developing similar requirements. While the Hong Kong IA has yet to propose any insurance-specific regulations on sustainability and climate, it has regularly emphasised its increasing focus in this area in order to support Hong Kong's position as a regional green finance hub. In March 2024, the Hong Kong IA published the results of a climate risk management survey conducted in the second half of 2023. The survey results indicated that most authorised insurers have drawn up a plan to implement or are already implementing climate risk management practices. Specific areas requiring further attention include enhancing the board's awareness and knowledge, strengthening capacity for scenario analysis and preparing for compliance with evolving disclosure standards and requirements. The Hong Kong IA will refer to the survey results in mapping out support measures and supervisory guidance in the future. International regulatory and supervisory bodies, such as the ISSB and Taskforce on Nature-related Disclosures, are progressing on global sustainability and climate-related disclosure requirements. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on sustainability and ESG-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, in particular as companies increase their disclosures or product offerings in this area. International and local regulatory and industry bodies have started to establish principles and standards with regards to the use of sustainability and ESG nomenclature in the labelling of investment products. These changes and developments may give rise to regulatory compliance, customer conduct, operational, reputational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

A rapid pace and high volume of regulatory changes and interventions, and the swiftness of their application, including those driven by the financial services industry, have been observed in recent years across many of the Group's markets. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by the potential for increased intra-group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised, these developments are monitored at market and group level and inform the Group's risk framework and engagement with government policymakers, industry groups and regulators.

d.     Changes in accounting standards and other principles to determine financial metrics

The Group's financial statements are prepared in accordance with IFRS. In addition, the Group provides supplementary financial metrics prepared on alternative bases to discuss the performance and position of its business. Any changes or modification to IFRS accounting policies or the principles applied to determine the supplementary metrics may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency. Furthermore, investors, rating agencies and other stakeholders may take time to gain familiarity with the revised results and to interpret the Group's business performance and dynamics. Such changes may also require systems, processes and controls to be updated and developed that, if not managed effectively, may increase the operational risk of the Group in the short term.

e.     Investor contribution schemes

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

4.2 The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential's business, financial condition, results of operations and prospects or on its relations with current and potential customers.

In the course of its operations and at any stage of the customer and product life cycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers ('conduct risk'). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability and inclusion across the markets in which the Group operates, thereby increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms stated in risk factor 4.1 above.

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold (including in relation to lines of business that are no longer active) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors.

There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks. Any regulatory action arising out of the Group's position as a product provider could have an adverse impact on the Group's business, financial condition, results of operations and prospects, or otherwise harm its reputation.

4.3 Litigation, disputes and regulatory investigations may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects.

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, asset management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including class action litigation. Although Prudential believes that it has adequately provided in all material respects for the costs of known litigation and regulatory matters, no assurance can be provided that such provisions will be sufficient or that material new matters will not arise. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's business, financial condition, cash flows, results of operations and prospects.

In addition, Prudential operates in some jurisdictions in which the legal framework for the enforcement of contracts can be unpredictable. As a consequence, the enforceability of legal obligations and their interpretation may change or be subject to inconsistent application, which could adversely affect Prudential's legal rights.

4.4 Changes in tax legislation may result in adverse tax consequences for the Group's business, financial condition, results of operations and prospects.

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's business, financial condition, results of operations and prospects.

The Organisation for Economic Co-operation and Development (OECD) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises.

On 8 October 2021 the OECD issued a statement setting out the high-level principles which have been agreed by over 130 jurisdictions involved in the project. Based on the 8 October 2021 OECD statement, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies.

On 20 December 2021 the OECD published detailed model rules for the second pillar, with implementation of the rules initially envisaged by 2023. Due to the complexity of the rules, the implementation date was subsequently postponed to commence no earlier than 2024 to provide multinational enterprises and tax authorities sufficient time to prepare. These rules will apply to the Group when implemented into the national law of jurisdictions where it has entities within the scope of the rules. During 2022 and 2023, the OECD issued a number of detailed guidance documents to assist with interpreting the model rules. In April 2024 the OECD consolidated all the previously issued guidance into one document. The OECD is expected to publish further new guidance in 2024 which will affect the interpretation of already implemented legislation.

A number of jurisdictions in which the Group has operations - Japan, Korea, Luxembourg, Vietnam and the UK - have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD proposals, effective for 2024 onwards. Malaysia has implemented both the global minimum tax and domestic minimum tax effective for 2025 onwards. Other jurisdictions where Prudential has a taxable presence, including Hong Kong, Singapore and Thailand, intend to implement the proposals for 2025 onwards.

For those jurisdictions where either a global minimum tax or a domestic minimum tax or both have been implemented with effect for 2024, no material impact to the Group's IFRS tax charge for the 2024 financial year is expected. The implementation of a global minimum tax and a domestic minimum tax in Malaysia effective for 2025 is not expected to have a material impact for the Group's IFRS tax charge for the 2025 financial year. These assessments consider a number of factors including whether the transitional safe harbour is expected to apply based on the most recent filings of tax returns, country-by-country reporting and financial statements of the relevant entities.

For those jurisdictions, such as Hong Kong and Singapore, where the proposals are expected to be implemented with effect from 2025 onwards, work is ongoing to assess the potential impact and guidance will be provided in due course. As a result, the full extent of the long-term impact on the Group's business, tax liabilities and profits remains uncertain.

In addition to the global minimum tax and domestic minimum tax rules, both Korea and Luxembourg have also implemented an undertaxed profits rule effective for 2025 onwards. The undertaxed profits rule is intended as a backstop provision to deal with jurisdictions in case of any delay or not implementing the global minimum tax or domestic minimum tax rules. As the rules in Hong Kong (where Prudential plc has been tax-resident since 3 March 2023) are expected to be in force and would apply to Prudential plc from 2025, the undertaxed profits rules implemented in Korea and Luxembourg are not expected to have any practical application to the Group.

Definitions of performance metrics

Adjusted operating profit
Adjusted IFRS operating profit based on longer-term investment returns. This alternative performance measure is reconciled to IFRS profit for the year in note B1.1 of the IFRS financial results and a fuller definition given in note B1.2.

Adjusted shareholder equity
Adjusted shareholders' equity represents the sum of Group IFRS shareholders' equity and CSM, net of reinsurance (unless attaching wholly to policyholders), non-controlling interests and tax.
See note C 3.1 (b) and II(ii) of the Additional information for reconciliation to IFRS shareholders' equity.

Agency new business profit
New business profit generated from the agency channel.

Annual premium equivalent (APE) sales
A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products.

See note II(vi) of the Additional information for further explanation.

Average monthly active agents
An active agent is defined as agents who sells at least one case with a Prudential life insurance entity in the month. Average active agents per month is expressed for each reporting period as the sum of active agents in each month divided by the number of months in the period.

Bancassurance new business profit
New business profit generated from the bancassurance channel.

CSM release rate
CSM release rate is defined as the release of CSM to the income statement in the period divided by the total of the closing CSM balance after adding back the release in the period and the effect of movements in exchange rates. For half-year reporting, the CSM release rate is annualised by multiplying the result by two.

Customer numbers
A customer is defined as a unique individual or entity who holds one or more policies, that has premiums paid, with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associate. Group business is a single customer for the purpose of this definition.

Customer relationship net promoter score (NPS)
Net promoter score on overall strength of customer relationship, based on customers' survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0 - 10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0 - 6 are Detractors. The score equates to the percentage of promoters less percentage of detractors.

Transactional net promoter score (tNPS)
Net promoter score based on feedback following an individual purchasing, servicing or claims transaction. Based on customers' survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0 - 10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0 - 6 are Detractors. The score equates to the percentage of promoters less percentage of detractors.

Customer retention rate
Calculated as the number of customers at the beginning of the period minus exits during the year (net of reinstatement) over the number of customers at the beginning of the period.

Eastspring total funds under management or advice
Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.

Eastspring investment performance - percentage of funds under management outperforming benchmarks
This measure represents funds under management at the balance sheet date held in funds which outperform their performance benchmark as a percentage of total funds under management over the time period stated (1 or 3 years). Total funds under management exclude funds with no performance benchmark.

Eastspring cost/income ratio
The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees. See note II(v) to the Additional information for calculation.

EEV shareholders' equity
Shareholders' equity prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in 2016.

See note II(viii) of the Additional information for reconciliation to IFRS shareholders' equity.

EEV shareholders' value per share
EEV shareholders' equity per share is calculated as closing EEV shareholders' equity divided by the number of issued shares at the end of the period. See EEV basis results for calculation.

Free surplus ratio
Free surplus ratio is defined as the sum of Group total free surplus, excluding distribution rights and other intangibles, and the EEV required capital of the life business, divided by the EEV required capital of the life business. Group total free surplus, excluding distribution rights and other intangibles, consists of the free surplus of the insurance business combined with the free surplus of asset management and other non-insurance operations, as defined in the Movement in free surplus table within the EEV basis results. Group total free surplus forms part of the EEV shareholders' equity as set out in the EEV basis results. EEV shareholders' equity is reconciled to IFRS shareholders' equity in note II(viii) of the Additional financial information. Given the differing basis of preparation for the IFRS and EEV results, individual EEV and IFRS line items are not directly comparable.

GWS capital surplus over GPCR
Estimated GWS capital resources in excess of the GPCR attributable to the shareholder business, before allowing for the 2024 first interim dividend. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The estimated GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR.

GWS coverage ratio
Estimated GWS coverage ratio of capital resources over GPCR attributable to the shareholder business, before allowing for the 2024 first interim dividend.

Health new business profit
New business profit from health products, which typically are annually renewable and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope.

IFRS shareholders' equity per share
IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the period. See note II(iv) to the Additional information for calculation.

Moody's total leverage basis
Leverage measure calculated as the Group gross debt, including commercial paper, as a proportion of the sum of IFRS shareholders' equity, 50 per cent of the surplus in the Group's with-profit funds, 50 per cent of the contractual service margin and the Group's gross debt including commercial paper.

Net cash remitted by business units
Net cash amounts remitted by businesses are included in the holding company cash flow, which is disclosed in detail in note I(iv) of the Additional financial information. This comprises dividends and other transfers from businesses, net of capital injections, that are reflective of earnings and capital generation.

Net zero
A state in which greenhouse gas emissions from activities in the value chain of an organisation are reduced as close to zero as possible, with any residual emissions balanced by removals from the atmosphere, in a time frame consistent with the Paris Agreement. Our ambition is that the assets we hold on behalf of our insurance companies will be net zero by 2050, as part of Prudential's signatory requirements to the UN-convened net zero asset owner alliance (NZAOA).

New business profit
Presented on a post-tax basis, on business sold in the year, calculated in accordance with EEV principles.

New business profit is reconciled to IFRS new business CSM in note II(vii) to the Additional information.

New business profit excluding economic impacts
New business profit excluding economic impacts (and the movements therein) represents the amount of new business profit for the first six months of 2024 calculated using economics (including interest rates) as at 30 June 2023 and average exchange rates for the first six months of 2024. The percentage change excluding economics excludes the impact of the change in interest rates and other economic movements in the period from that applicable to the new business profit in the first half of 2023, and applies consistent average exchange rates from the first half of 2024.

New business profit on embedded value (New business profit/opening EEV shareholders' equity for insurance business operations)
Calculated as new business profit divided by the opening EEV shareholders' equity for insurance business operations, excluding goodwill attributable to equity holders and other intangibles. See note II(ix) of the Additional financial information for calculation.

Net Group operating free surplus generated
Operating free surplus generated (see definition below) less Central costs, eliminations, restructuring costs and IFRS 17 costs, net of tax.

New business profit per active agent
Average monthly agency new business profit divided by the active agents per month. Includes 100 per cent of new business profit and active agents in joint ventures and associates.

Operating free surplus generated from insurance and asset management business
For insurance operations free surplus generated represents amounts emerging from the in-force business net of amounts reinvested in writing new business and excludes non-operating items. For asset management business it equates to post-tax operating profit for the period. Restructuring costs are excluded.

Operating free surplus generated from in-force insurance and asset management business
Operating free surplus generated from in-force insurance business represents amounts emerging from the in-force business during the year before deducting amounts reinvested in writing new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Restructuring costs are presented separately from the business unit amount.

Further information is set out in Movement in Group free surplus of the EEV basis results.

Operating return on embedded value (Operating profit/opening EEV shareholders' equity)
Operating return on EEV shareholders' equity is calculated as EEV operating profit for the period, after non-controlling interests, as a percentage of opening EEV basis shareholders' equity, excluding goodwill, distribution rights and other intangibles.

Penetration rate of strategic bank customer base
Number of Prudential customers as percentage of total bank customers. The measure and target pertains to seven strategic bank partners (excluding partners of joint ventures and associates and partnerships in Cambodia and Laos).

Tier 1 capital resources
Tier 1 capital in accordance with the classification of tiering capital under the GWS framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA.

Weighted average carbon intensity (WACI)
Reflects a portfolio's exposure to carbon-intensive companies, expressed in tCO2e/$m revenue. The WACI is currently the market standard for measuring the carbon footprint of an investment portfolio, as described by global disclosure frameworks such as the Task Force on Climate-related Financial Disclosures (TCFD).

Basis for strategic objectives

New business profit growth objective

Our new business growth objective assumes average exchange rates of 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and is based on regulatory and solvency regimes applicable across the Group at the time the objective was set. It assumes that the existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.

Operating free surplus generated from in-force insurance and asset management business growth objective

Our operating free surplus generated from in-force insurance and asset management business growth objective assumes average exchange rates of 2022 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the year ended 31 December 2022, and is based on regulatory and solvency regimes applicable across the Group at the time the objectives was set. It assumes that the existing EEV and Free Surplus methodology at December 2022 will be applicable over the period.

Shareholder Information

Hong Kong listing obligations

The Directors confirm that the Company has complied with the provisions of the Corporate Governance Code issued by The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange) set out in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Hong Kong Listing Rules) throughout the accounting period, other than provision E.1.2(d) which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to the board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Corporate Governance Code which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Corporate Governance Code.

Prudential has adopted securities dealing rules relating to transactions by Directors on terms no less exacting than required by Appendix C3 to the Hong Kong Listing Rules and by relevant UK regulations. Having made specific enquiry of all Directors, the Directors have complied with these rules throughout the period.

The Directors confirm that the financial results contained in this document have been reviewed by the Audit Committee.

 2024 first interim dividend

Ex-dividend date	5 September 2024 (Hong Kong, UK and Singapore)
Record date	6 September 2024
Payment date	23 October 2024 (Hong Kong, UK and ADR holders) On or around 30 October 2024 (Singapore)

Forward looking statements

This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

-   current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia-Ukraine conflict, conflict in the Middle East, and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;
-   asset valuation impacts from the transition to a lower carbon economy;
-   derivative instruments not effectively mitigating any exposures;
-   global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;
-   the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
-   the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential's designation as an Internationally Active Insurance Group;
-   the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), which may impact Prudential's business, investments, operations and its duties owed to customers;
-   legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability (including ESG and climate-related) reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);
-   the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
-   the impact of competition and fast-paced technological change;
-   the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
-   the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;
-   the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's operations or employees;
-   the availability and effectiveness of reinsurance for Prudential's businesses;
-   the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;
-   disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners);
-   the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;
-   the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
-   the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document.

Cautionary statements

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 August 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer